Exhibit 10.1

EXECUTION COPY

OFFSHORE PACKAGE

PURCHASE AGREEMENT

BETWEEN

DOMINION EXPLORATION & PRODUCTION, INC.

AS SELLER,

AND

ENI PETROLEUM CO. INC.,

AS PURCHASER,

Dated as of April 27, 2007

Section 13.13	Entire Agreement	67
Section 13.14	Amendment	67
Section 13.15	No Third-Person Beneficiaries	67
Section 13.16	Guarantees	67
Section 13.17	References	67
Section 13.18	Construction	67
Section 13.19	Limitation on Damages	68

EXHIBITS:

Exhibit A-1	Leases
Exhibit A-2, Part 1	Wells
Exhibit A-2, Part 2	Leases covering PUDs
Exhibit A-3	Midstream Assets
Exhibit A-4	Office Leases
Exhibit A-5	Inventory
Exhibit A-6	Radio Licenses
Exhibit A-7	Software
Exhibit B	Form of Conveyance
Exhibit C	Form of DEPI/Offshore Transition Services Agreement
Exhibit D	[RESERVED]
Exhibit E	Form of Dominion Resources, Inc. Guarantee
Exhibit F	Form of Eni S.p.A. Guarantee

SCHEDULES

Schedule 1.2	Executives
Schedule 1.3	Certain Excluded Assets
Schedule 1.3(a)	Master Service Contracts
Schedule 1.4	Assets not owned by Seller
Schedule 2.3(e)	Imbalances
Schedule 3.4	Allocation of Unadjusted Purchase Price
Schedule 4.2	Certain Liabilities
Schedule 4.2(b)	Certain Financial Data
Schedule 4.2(4)(f)	Employment Agreements
Schedule 4.4(b)(i)	Employee Benefits and Compensation Programs List
Schedule 4.5	Litigation
Schedule 4.6	Tax Disclosures
Schedule 4.7	Environmental Disclosures
Schedule 4.8	Violations of Laws
Schedule 4.9	Contracts
Schedule 4.10	Production Payments
Schedule 4.11	Production Imbalances
Schedule 4.12	Consents and Preferential Rights
Schedule 4.14(a)	Equipment Disclosures
Schedule 4.14(b)	Well Disclosures
Schedule 4.17	Outstanding Capital Commitments
Schedule 4.18	Insurance
Schedule 4.19	Absence of Certain Changes

Schedule 4.20(c)	Persons with Knowledge
Schedule 5.5	Consents, Approvals or Waivers
Schedule 6.4	2007 Plan
Schedule 8.4(d)	Bank Information
Schedule 10.2(b)	Managing Directors
Schedule 10.2(c)(i)	Summary of the Dominion E&P Special Severance Program
Schedule 10.2(c)(ii)	Special Package - Managing Directors
Schedule 10.2(d)	Executive Agreements Terms and Conditions
Schedule 13.5	Guarantees to be Replaced

v

Index of Defined Terms

Defined Term
2007 Plan	Section 6.4
Accounting Arbitrator	Section 8.4(b)
Accounting Principles	Section 2.3(g)
Adjustment Period	Section 2.3(g)(i)(A)
Adverse Environmental Condition	Section 1.2(b)
Affiliate	Section 1.2(c)
Agreed Environmental Concern	Section 12.2(g)(ii)
Agreed Rate	Section 2.3(g)(iii)
Agreement	Preamble
Allocated Value	Section 3.4
Annual Incentive Plan	Section 1.2(d)
Appalachian Business	Section 1.2(a)(xi)(A)
Assets	Section 1.2(a)
Assumed Seller Obligations	Section 12.1
Business Day	Section 1.2(e)
Claim	Section 12.3(b)
Claim Notice	Section 12.3(b)
Closing	Section 8.1
Closing Date	Section 8.1
Closing Payment	Section 8.4(a)
COBRA	Section 10.9
Code	Section 1.2(g)
Company Offshore Employees	Section 10.1
Company’s U.S. Benefit Plans	Section 10.3
Computer/Vehicle Buy-Out Costs	Section 6.10
Confidentiality Agreement	Section 6.1
Contracts	Section 1.2(a)(iv)
Conveyances	Section 8.2(a)
Cut-Off Date	Section 2.3
Damages	Section 12.2(d)
Defensible Title	Section 3.2(a)
DEPI/Offshore Transition Services Agreement	Section 8.2(i)
DRI	Section 13.6
E&P Business	Section 1.2(j)
Effective Date	Section 1.2(k)
Employee Plans	Section 1.2(l)
Eni Parent	Section 13.16
Environmental Arbitrator	Section 12.2(g)(v)
Environmental Concern	Section 12.2(g)
Environmental Laws	Section 4.7
Environmental Liabilities	Section 1.2(m)
ERISA	Section 1.2(n)
ERISA Affiliate	Section 1.2(o)

Equipment	Section 1.2(a)(vi)
Excluded Assets	Section 1.3
Excluded Records	Section 1.2(a)(xi)
Executives	Section 1.2(p)
FOM Index Price	Section 1.2(q)
Governmental Authority	Section 1.2(r)
Hazardous Substances	Section 1.2(s)
HSR Act	Section 1.2(t)
Indemnified Person	Section 12.3(a)
Indemnifying Person	Section 12.3(a)
Independent Appraiser	Section 2.2(b)
Laws	Section 1.2(u)
Leases	Section 1.2(a)(i)
Managing Directors	Section 1.2(v)
Material Adverse Effect	Section 4.20(d)
Material Contract	Section 1.2(w)
Midstream Assets	Section 1.2(a)(iii)
Multiemployer Plans	Section 1.2(x)
NORM	Section 4.7
Party; Parties	Preamble
PBGC	Section 1.2(y)
Permitted Encumbrances	Section 3.3
Person	Section 1.2(z)
Phase I Investigation	Section 6.1
Post-Closing Period	Section 9.1(b)
Potential Adverse Environmental Condition	Section 12.2(g)
Pre-Closing Period	Section 9.1(a)
Properties	Section 1.2(a)(iii)
Property Costs	Section 1.2(aa)
PUD Leases	Section 3.1
Purchase Price	Section 2.1
Purchaser	Preamble
Purchaser Group	Section 12.2(b)
Purchaser U.S. Employee Plans	Section 10.4
Records	Section 1.2(a)(xi)
Reserve Report	Section 4.2(c)
Retained Seller Obligations	Section 12.1
Seller	Preamble
Seller Group	Section 12.2(a)
Target Closing Date	Section 8.1
Taxes	Section 1.2(cc)
Tax Audit	Section 9.2(a)
Tax Indemnified Person	Section 9.2(a)
Tax Indemnifying Person	Section 9.2(a)
Tax Items	Section 9.1(b)
Tax Return	Section 4.6(a)

Title IV Plan	Section 4.4(b)(iv)
Title Arbitrator	Section 3.5(i)
Title Benefit	Section 3.2(b)
Title Benefit Amount	Section 3.5(e)
Title Claim Date	Section 3.5(a)
Title Defect	Section 3.2(b)
Title Defect Amount	Section 3.5(d)
Transferred Derivatives	Section 1.2(ee)
Unadjusted Purchase Price	Section 2.1
U.S. Temporary Employees	Section 1.2(ff)
Units	Section 1.2(a)(ii)
WARN Act	Section 10.10
Wells	Section 1.2(a)(i)

OFFSHORE PACKAGE PURCHASE AGREEMENT

This Offshore Package Purchase Agreement (this “Agreement”), is dated as of April 27, 2007, by and between Dominion Exploration & Production, Inc., a corporation organized under the Laws of Delaware (“Seller”), and Eni Petroleum Co. Inc., a corporation organized under the Laws of Delaware (“Purchaser”). Seller and Purchaser are sometimes referred to collectively as the “Parties” and individually as a “Party.”

RECITALS:

Seller desires to sell and Purchaser desires to purchase those certain interests in oil and gas properties, rights and related assets that are defined and described as “Assets” herein.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1.

PURCHASE AND SALE

Section 1.1 Purchase and Sale. On the terms and conditions contained in this Agreement, Seller agrees to sell to Purchaser and Purchaser agrees to purchase, accept and pay for the Assets.

Section 1.2 Certain Definitions. As used herein:

(a) “Assets” means the following:

(i) The oil and gas leases, oil, gas and mineral leases and subleases, royalties, overriding royalties, net profits interests, mineral fee interests, carried interests, and other rights to oil and gas in place, and mineral servitudes, that are described on Exhibit A-1 (collectively, the “Leases”), and any and all oil, gas, water, CO2 or injection wells thereon or on the pooled, communitized or unitized acreage that includes all or any part of the Leases, including the interests in the wells shown on Exhibit A-2, Part 1 attached hereto (the “Wells”);

(ii) All pooled, communitized or unitized acreage which includes all or part of any Leases (the “Units”), and all tenements, hereditaments and appurtenances belonging to the Leases and Units.

(iii) The gas processing plants, gas gathering systems, pipelines, and other mid-stream equipment described on Exhibit A-3 (the “Midstream Assets” and, together with the Leases, Wells and Units, the “Properties”);

(iv) All of Seller’s right, title and interest in and to the Material Contracts listed in Schedule 4.9 and all other currently existing contracts, agreements and instruments with respect to the Properties, to the extent applicable to the Properties, including operating agreements, unitization, pooling, and communitization agreements, declarations and orders, area of mutual interest agreements, joint venture agreements, farmin and farmout agreements, exchange agreements, transportation agreements, agreements for the sale and purchase of oil and gas and processing agreements, but excluding any contracts, agreements and instruments included within the definition of “Excluded Assets,” and provided that the defined term “Contracts” shall not include the Leases and other instruments constituting Seller’s chain of title to the Leases (subject to such exclusion and proviso, the “Contracts”);

(v) All of Seller’s right, title and interest in surface fee interests, easements, permits, licenses, servitudes, rights-of-way, surface leases and other rights to use the surface or seabed appurtenant to, and used or held for use primarily in connection with, the Properties, but excluding any permits and other appurtenances included within the definition of “Excluded Assets;”

(vi) All of Seller’s right, title and interest in equipment, machinery, facilities, fixtures and other tangible personal property and improvements, including pipelines, platforms and Well equipment (both surface and subsurface) located on the Properties or used or held for use in connection with the operation of the Properties or the production, transportation or processing of oil and gas from the Properties, but excluding (A) office furniture, fixtures and equipment except as described in Section 1.2(a)(vii), (B) materials and equipment inventory except as described in Section 1.2(a)(viii), (C) vehicles except as described in Section 1.2(a)(ix) and (D) any such items included within the definition of “Excluded Assets” (subject to such exclusions, the “Equipment”);

(vii) The offices leases or buildings, if any, described on Exhibit A-4 and the furniture, fixtures and equipment located in those offices and buildings, but excluding any such items included within the definition of “Excluded Assets;”

(viii) The materials and equipment inventory, if any, described on Exhibit A-5;

(ix) The vehicles acquired pursuant to Section 6.10;

(x) All oil and gas produced from or attributable to the Leases, Units or Wells after the Effective Date, all oil, condensate and scrubber liquids inventories and ethane, propane, iso-butane, nor-butane and gasoline inventories of Seller from the Properties in storage as of the Effective Date, and all production, plant and transportation imbalances as of the end of the Effective Date (the economic transfer of which as of the Effective Date will be made by a financial adjustment pursuant to Section 2.3(e) and the physical transfer shall occur on the Closing Date); and

(xi) The data and records of Seller and its Affiliates, to the extent relating primarily to the Properties or other Assets (and the software set forth on Exhibit A-7), excluding, however, in each case:

(A) all corporate, financial, Tax and legal data and records of Seller that relate primarily to Seller’s business generally (whether or not relating to the Assets), to Seller’s business and operations in Virginia, West Virginia, Ohio, Pennsylvania,

New York, Kentucky, and Maryland (the “Appalachian Business”), or to Seller’s business elsewhere in the onshore United States (except those onshore Midstream Assets identified on Exhibit A-3 and those office leases and buildings identified on Exhibit A-4) or in Canada, or to businesses of Seller and its Affiliates other than the exploration and production of oil and gas;

(B) any data, software and records to the extent disclosure or transfer is prohibited or subjected to payment of a fee or other consideration by any license agreement or other agreement with a Person other than Affiliates of Seller, or by applicable Law, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay (subject to Section 6.11) the fee or other consideration, as applicable;

(C) all legal records and legal files of Seller including all work product of and attorney-client communications with Seller’s legal counsel (other than Leases, title opinions, Contracts and Seller’s working files for litigation of Seller listed on Schedule 4.5 which is assumed by Purchaser pursuant to Section 12.1);

(D) data and records relating to the sale of the Assets, including bids received from and records of negotiations with third Persons;

(E) any data and records relating primarily to the other Excluded Assets;

(F) those original data, software and records retained by Seller pursuant to Section 13.6; and

(G) originals of well files and division order files with respect to Wells and Units for which Seller is operator but for which Purchaser does not become operator (provided that copies of such files will be included in the Records).

(Clauses (A) through (G) shall hereinafter be referred to as the “Excluded Records” and subject to such exclusions, the data, software and records described in this Section 1.2(a)(xi) shall hereinafter be referred to as the “Records.”)

(xii) The radio licenses described on Exhibit A-6 except those for which a transfer is prohibited or subject to payment of a fee or other consideration and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable; and

(xiii) All (a) accounts, instruments and general intangibles (as such terms are defined in the Uniform Commercial Code of Texas) attributable to the Assets at the Closing Date (other than the Excluded Assets and the amounts to which Seller is entitled pursuant to Section 2.3 and Section 2.4); and (b) liens and security interests and collateral in favor of Seller that exist as of the Closing Date, whether choate or inchoate, under any law, rule or regulation or under any of the Contracts (i) arising from the ownership, operation or sale or other disposition of any of the Assets or (ii) arising in favor of Seller as the operator of certain of the Assets, but only to the extent Purchaser is appointed successor operator.

(b) “Adverse Environmental Condition” shall mean, with respect to the Assets, any violation of Environmental Laws; any condition that is required to be remediated or cured under applicable Environmental Laws; the failure to remediate or cure any condition that is required to be remediated or cured under applicable Environmental Laws; or any actual or threatened action or proceeding before any Governmental Authority alleging potential liability arising out of or resulting from any actual or alleged violation of, or any remedial obligation under, any Environmental Laws.

(c) “Affiliate” means, with respect to any Person, a Person that directly or indirectly controls, is controlled by or is under common control with such Person, with control in such context meaning the ability to direct the management or policies of a Person through ownership of voting shares or other securities, pursuant to a written agreement, or otherwise.

(d) “Annual Incentive Plan” means the annual incentive bonus plan sponsored by Dominion Resources, Inc. for its eligible employees.

(e) “Business Day” means any day other than a Saturday, a Sunday, or a day on which banks are closed for business in New York, New York or Richmond, Virginia, United States of America.

(f) “COBRA” has the meaning set forth in Section 10.9.

(g) “Code” means the United States Internal Revenue Code of 1986, as amended.

(h) “Company Offshore Employees” has the meaning set forth in Section 10.1.

(i) “Company’s U.S. Benefit Plans” has the meaning set forth in Section 10.3.

(j) “E&P Business” means the business and operations conducted with the Assets by the Seller.

(k) “Effective Date” means 11:59 p.m. Central Time on June 30, 2007.

(l) “Employee Plans” means employee benefit plans and programs, including, without limitation, (i) all retirement, savings and other pension plans; (ii) all health, severance, insurance, disability and other employee welfare plans; and (iii) all employment, incentive, perquisites, vacation and other similar plans, programs or practices whether or not subject to ERISA and whether covering one person or more than one person, that are maintained by Seller or any Affiliate, including an ERISA Affiliate, with respect to Company Offshore Employees or to which Seller or any Affiliate, including an ERISA Affiliate, contributes on behalf of Company Offshore Employees.

(m) “Environmental Liabilities” shall mean any and all environmental response costs, costs to cure, restoration costs, costs of remediation or removal, settlements, penalties, fines, attorneys’ fees and other Damages, including any such matters incurred or imposed pursuant to any claim or cause of action by a Governmental Authority or other Person, attributable to an Adverse Environmental Condition occurring with respect to the Assets.

(n) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(o) “ERISA Affiliate” means any other Person that is required to be treated as a single employer with Seller under Section 414 of the Code or Section 4001(a)(14) of ERISA.

(p) “Executives” means the Company employees listed on Schedule 1.2.

(q) “FOM Index Price” means the FOM index pricing as shown in “Prices of Spot Gas Delivered to Pipelines” as published in Platts Inside FERC Gas Market Report.

(r) “Governmental Authority” means any national government and/or government of any political subdivision, and departments, courts, commissions, boards, bureaus, ministries, agencies or other instrumentalities of any of them.

(s) “Hazardous Substances” shall mean any substance defined or regulated as a “pollutant,” “hazardous substances” or “hazardous waste” under any Environmental Laws.

(t) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(u) “Laws” means all laws, statutes, rules, regulations, ordinances, orders, decrees, requirements, judgments and codes of Governmental Authorities.

(v) “Managing Directors” means the individuals listed on Schedule 10.2(b).

(w) “Material Contract” means any Contract (i) which, in the case of (A) below, can be reasonably expected to generate gross revenue per year in excess of Twenty Million dollars ($20,000,000), or (ii) in the case of (D), (E), (F) or (G) below can reasonably be expected to require expenditures per year chargeable to the owner of the Assets in excess of Twenty Million dollars ($20,000,000) or (iii) which, in the case of (A), (B), (C), (G) or (H) below, is not terminable by Seller or its successors or assigns at will (without penalty) on ninety (90) days notice or less, and is of one or more of the following types:

(A) contracts for the purchase, sale or exchange of oil, gas or other hydrocarbons;

(B) contracts for (i) the gathering, treatment, processing, handling, storage or transportation of oil, gas or other hydrocarbons and (ii) platform use, access or sharing agreements;

(C) contracts for the use or sharing of drilling rigs or drill ships;

(D) purchase agreements, farmin and farmout agreements, exploration agreements, participation agreements and similar agreements providing for the earning of an equity interest;

(E) partnership agreements, joint venture agreements and similar agreements;

(F) operating agreements, unit agreements and unit operating agreements;

(G) seismic licenses and contracts; and

(H) contracts for the construction and installation of Equipment with guaranteed production throughput requirements where amounts owed if the guaranteed throughput is not delivered exceed Ten Million dollars ($10,000,000).

(x) “Multiemployer Plan” means a multiemployer plan, as defined in Sections 3(37) and 4001(a)(3) of ERISA.

(y) “PBGC” means the Pension Benefit Guaranty Corporation.

(z) “Person” means any individual, corporation, partnership, limited liability company, trust, estate, Governmental Authority or any other entity.

(aa) “Property Costs” means all operating expenses (including without limitation costs of insurance, rentals, shut-in payments, title examination and curative actions, and production and similar Taxes measured by units of production, and severance Taxes, attributable to production of oil and gas from the Assets, but excluding Seller’s other Taxes) and capital expenditures (including without limitation bonuses, broker fees, and other lease acquisition costs, costs of drilling and completing wells and costs of acquiring equipment) incurred in the ownership and operation of the Assets in the ordinary course of business, general and administrative costs with respect to the E&P Business, and overhead costs charged to the Assets under the applicable operating agreement or if none, charged to the Assets on the same basis as charged on the date of this Agreement, but excluding without limitation liabilities, losses, costs, and expenses attributable to:

(i) claims, investigations, administrative proceedings, arbitration or litigation directly or indirectly arising out of or resulting from actual or claimed personal injury, illness or death; property damage; environmental damage or contamination; other torts; private rights of action given under any Law; or violation of any Law,

(ii) obligations to plug wells, dismantle facilities, close pits and clear the site and/or restore the surface or seabed around such wells, facilities and pits,

(iii) obligations to remediate actual or claimed contamination of groundwater, surface water, soil or Equipment,

(iv) title claims (including claims that Leases have terminated),

(v) claims of improper calculation or payment of royalties (including overriding royalties and other burdens on production) related to deduction of post-production costs or use of posted or index prices or prices paid by affiliates,

(vi) gas balancing and other production balancing obligations,

(vii) casualty and condemnation, and

(viii) any claims for indemnification, contribution or reimbursement from any third Person with respect to liabilities, losses, costs and expenses of the type described in preceding clauses (i) through (vii), whether such claims are made pursuant to contract or otherwise.

(bb) “Purchaser U.S. Employee Plans” has the meaning set forth in Section 10.4.

(cc) “Taxes” means all taxes, including any foreign, federal, state or local income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution, production tax, pipeline transportation tax, freehold mineral tax, value added tax, withholding tax, gross receipts tax, windfall profits tax, profits tax, severance tax, personal property tax, real property tax, sales tax, goods and services tax, service tax, transfer tax, use tax, excise tax, premium tax, stamp tax, motor vehicle tax, entertainment tax, insurance tax, capital stock tax, franchise tax, occupation tax, payroll tax, employment tax, unemployment tax, disability tax, alternative or add-on minimum tax and estimated tax, imposed by a Governmental Authority together with any interest, fine or penalty thereon, and with such term to include transferee liability for any of the preceding.

(dd) “Title IV Plan” has the meaning set forth in Section 4.4(b)(iv).

(ee) “Transferred Derivatives” means the physical derivatives contracts listed on Schedule 4.9.

(ff) “U.S. Temporary Employees” means those individuals providing services with respect to the Assets as either “co ops,” “interns” or contract workers through CoreStaff.

(gg) “WARN Act” has the meaning set forth in Section 10.10.

Section 1.3 Excluded Assets. Notwithstanding anything to the contrary in Section 1.2 or elsewhere in this Agreement, the “Assets” shall not include any rights with respect to the Excluded Assets. “Excluded Assets” shall mean the following:

(i) the Excluded Records;

(ii) copies of other Records retained by Seller pursuant to Section 13.6;

(iii) contracts, agreements and instruments whose transfer is prohibited or subjected to payment of a fee or other consideration by an agreement with a Person other than an Affiliate of Seller, or by applicable Law, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(iv) Permits and other appurtenances for which transfer is prohibited or subjected to payment of a fee or other consideration by an agreement with a Person other than an Affiliate of Seller, or by applicable Law, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(v) all claims against insurers and other third parties pending on or prior to the Effective Date;

(vi) assets of or which relate to Seller’s and its Affiliates’ Employee Plans or worker’s compensation insurance and programs;

(vii) all trademarks and trade names containing “Dominion” or any variant thereof;

(viii) all futures, options, swaps and other derivatives except the Transferred Derivatives, and all software used for trading, hedging and credit analysis;

(ix) the Clearinghouse and Castlewood Road records storage facilities located in Richmond, Virginia;

(x) all of Seller’s interests in office leases, buildings and other onshore real property other than those expressly identified in Exhibit A-3 or A-4;

(xi) any leased equipment and other leased personal property which is not purchased prior to Closing pursuant to Section 6.10 (except to the extent the lease is transferable without payment of a fee or other consideration which Purchaser has not agreed in writing to pay);

(xii) all office equipment, computers, cell phones, pagers and other hardware, personal property and equipment that: (A) relate primarily to Seller’s business generally, or to the Appalachian Business or to Seller’s business elsewhere in the onshore United States (except those onshore Midstream Assets identified on Exhibit A-3 and those office leases and buildings identified on Exhibit A-4) or in Canada, or to other businesses of Seller and its Affiliates (except the E&P Business), or (B) are set forth on Schedule 1.3 (even if relating to the Onshore Midstream Assets identified on Exhibit A-3 or the office leases and buildings identified on Exhibit A-4);

(xiii) the contracts and software used for both the Assets and other assets of Seller and its Affiliates described on Schedule 1.3;

(xiv) any Tax refund (whether by payment, credit, offset or otherwise, and together with any interest thereon) in respect of any Taxes for which Seller is liable for payment or required to indemnify Purchaser under Section 9.1;

(xv) refunds relating from severance Tax abatements with respect to all taxable periods or portions thereof ending on or prior to the Effective Date;

(xvi) all indemnities and other claims against Persons (other than Seller and/or their Affiliates) for Taxes for which CNG is liable for payment or required to indemnify Purchaser under Section 9.1;

(xvii) claims against insurers under policies held by Seller or its Affiliates;

(xviii) Property Costs and revenues associated with all joint interest audits and other audits of Property Costs covering periods for which Sellers are in whole or in part responsible for the Assets, which audit adjustments are paid or received prior to the Cut-Off Date; and

(xix) any other assets, contracts or rights described on Schedule 1.3.

Section 1.4 Transfer of Certain Assets Not Held by Sellers. Seller shall, at Closing, cause Dominion Resources Services, Inc. to assign to Purchaser certain personal property described on Schedule 1.4. EACH ASSIGNMENT OF SUCH PERSONAL PROPERTY SHALL BE “AS IS, WHERE IS” WITH ALL FAULTS, AND ALL REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF CONDITION, QUALITY, AIRWORTHINESS, SUITABILITY, DESIGN, MARKETABILITY, TITLE, INFRINGEMENT, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS ARE HEREBY DISCLAIMED; provided, however, that such personal property shall be considered “Assets” for purposes of this Agreement with the benefit of the representations, warranties and other provisions of this Agreement related to the Assets. Without limiting any other obligations of its Affiliates under Section 6.3 of this Agreement, Seller shall also cause Dominion Resources Services, Inc. to comply with the various covenants contained in Sections 6.1 and 6.4, to the extent applicable to the property described on Schedule 1.4, prior to Closing.

ARTICLE 2.

PURCHASE PRICE

Section 2.1 Purchase Price. The purchase price for the Assets (the “Purchase Price”) shall be Four Billion Seven Hundred Fifty Seven Million dollars ($4,757,000,000) (the “Unadjusted Purchase Price”), adjusted as provided in Section 2.3.

Section 2.2 Allocation of Purchase Price.

(a) At least thirty (30) days prior to the Target Closing Date, Seller shall prepare and deliver to Purchaser, using and based upon the best information available to Seller, a schedule setting forth the following items:

(i) the Unadjusted Purchase Price as set forth in Section 2.1;

(ii) the liabilities associated with the Assets as of the Closing (as required for the allocations under clause (iii)); and

(iii) an allocation of the sum of the Unadjusted Purchase Price under clause (i) and the aggregate amount of such liabilities under clause (ii) that are includable in the Purchaser’s tax basis in the Assets among the classes of the Assets as of the Closing, which allocations shall be made in accordance with Section 1060 of the Code and the Treasury Regulations thereunder and shall be consistent with the Allocated Values established pursuant to Section 3.4.

Seller shall at Purchaser’s request make reasonable documentation available to support the proposed allocation. As soon as reasonably practicable, but not later than fifteen (15) days following receipt of Seller’s proposed allocation schedule, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes to be made in such schedule (and specifying the reasons therefor in reasonable detail). The Parties shall undertake to agree on a final schedule no later than six (6) Business Days prior to the Closing Date. In the event the Parties cannot reach agreement by that date, the Seller’s allocation shall be used pending adjustment under the following paragraph.

(b) Within thirty (30) days after the determination of the Purchase Price under Section 8.4(b), the schedule described in Section 2.2(a) shall be amended by Seller and delivered to Purchaser to reflect the Purchase Price following final adjustments. Purchaser shall cooperate with Seller in the preparation of the amended schedule. If the Seller’s amendments to the schedule are not objected to by Purchaser (by written notice to Seller specifying the reasons therefor in reasonable detail) within thirty (30) days after delivery of Seller’s adjustments to the schedule, it shall be deemed agreed upon by the Parties. In the event that the Parties cannot reach an agreement within twenty (20) days after Seller receives notice of any objection by Purchaser, then, any Party may refer the matters in dispute to Ernst & Young LLP or another mutually acceptable independent appraiser (the “Independent Appraiser”) to assist in determining the fair value of each separate class of Assets solely for the purposes of the allocation described in this Section 2.2. The Independent Appraiser shall be instructed to deliver to Purchaser and Seller a written determination of the valuation and any revisions to the schedule within thirty (30) days after the date of referral thereof to the Independent Appraiser. Purchaser and Seller agree to accept the Independent Appraiser’s determinations as to the appropriate adjustments to the schedule. The Independent Appraiser may determine the issues in dispute following such procedures, consistent with the provisions of this Agreement, as it reasonably deems appropriate in the circumstances and with reference to the amounts in issue. The Parties do not intend to impose any particular procedures upon the Independent Appraiser, it being the desire and direction of the Parties that any such disagreement shall be resolved as expeditiously and inexpensively as reasonably practicable. The Independent Appraiser shall act as an expert for the limited purpose of determining the specific disputed aspects of the allocation schedule submitted by any Party and may not award damages, interest, or penalties to any Party with respect to any matter. Seller and Purchaser each shall bear its own legal fees and costs of presenting its case. Seller shall bear one-half and Purchaser shall bear one-half of the costs and expenses of the Independent Appraiser.

(c) The allocations set forth in the schedule described in this Section 2.2 shall be used by Seller and Purchaser as the basis for reporting asset values and other items, including preparing Internal Revenue Service Form 8594, Asset Acquisition Statement (which Form 8594 shall be completed, executed and delivered by such parties as soon as practicable after the Closing but in no event later than 15 days prior to the date such form is required to be filed). Seller and Purchaser agree not to assert, and will cause their Affiliates not to assert, in connection with any audit or other proceeding with respect to Taxes, any asset values or other items inconsistent with the amounts set forth in the schedule described in this Section 2.2.

Section 2.3 Adjustments to Purchase Price. The Unadjusted Purchase Price shall be adjusted as follows, but only with respect to matters (i) in the case of Section 2.3(a), for which notice is given on or before the Title Claim Date, (ii) in the case of Sections 2.3(b), (c), (d), (e), (f) or (i), identified on or before the 180th day following Closing (the “Cut-Off Date”) and (iii) in the case of Section 2.3(g) and (h), received or paid on or before the Cut-Off Date:

(a) Increased or decreased, as appropriate, in accordance with Section 3.5;

(b) Decreased as a consequence of Assets excluded from this transaction as a consequence of the exercise of preferential rights to purchase, as described in Section 3.6;

(c) Decreased by the amount of royalty, overriding royalty and other burdens payable out of production of oil or gas from the Leases and Units or the proceeds thereof to third Persons but held in suspense by Seller at the Closing, and any interest accrued in escrow accounts for such suspended funds, to the extent such funds are not transferred to Purchaser’s control at the Closing;

(d) Increased by the amount of the Computer/Vehicle Buy-Out Costs in accordance with Section 6.10, such increase not to exceed four hundred twenty five thousand dollars ($425,000);

(e) Adjusted for production, plant, pipeline and transportation gas imbalances and inventory on the Effective Date as follows:

(i) Decreased by sum of the amount of each production, plant, pipeline and transportation gas imbalance owed by Seller to third Persons at the Effective Date with respect to production from the Properties (or, in the case of Properties not operated by Seller, as reported on the most recent imbalance statement as of a date closest to June 30, 2007), in Mmbtu, multiplied by (A) the FOM Index Price for the point designated with respect to such source of the imbalance on Schedule 2.3(e) on the first day of the month after the month of the Effective Date less (B) the adjustments to such FOM Index Price shown on Schedule 2.3(e).

(ii) Increased by the sum of the amount of each production, plant, pipeline and transportation gas imbalance owed by third Persons to Seller at the Effective Date with respect to production from the Properties (or, in the case of Properties not operated by Seller, as reported on the most recent imbalance statement as of a date closest to June 30, 2007), in Mmbtu, multiplied by (A) the FOM Index Price for the point designated with respect to such source of the imbalance on Schedule 2.3(e) on the first day of the month after the month of the Effective Date less (B) the adjustments to such FOM Index Price shown on Schedule 2.3(e).

(iii) Decreased by the sum of the amount of each scrubber liquid overlift owed by Seller at the Effective Date with respect to production from the Properties (or, in the case of Properties not operated by Seller, as reported on the most recent statement received as of a date closest to June 30, 2007), in Barrels, multiplied by (A) the index price for the point designated with respect to such source of the imbalance on Schedule 2.3(e) on the first day of the month after the month of the Effective Date less (B) the adjustments to such index price shown on Schedule 2.3(e).

(iv) Decreased by the sum of the amount of each ethane, propane, iso-butane, nor-butane and gasoline overlift owed by Seller at the Effective Date with respect to production from the Properties (or, in the case of Properties not operated by Seller, as reported on the most recent statement received as of a date closest to June 30, 2007), in gallons, multiplied by (A) the index price for the point designated with respect to such source of the imbalance on Schedule 2.3(e) on the first day of the month after the month of the Effective Date less (B) the adjustments to such index price shown on Schedule 2.3(e).

(v) Increased by the sum of the amount of each oil, condensate and scrubber liquid inventory from the Properties in storage at the end of the Effective Date and produced for the account of Seller on or prior to the Effective Date, in Barrels, multiplied by (A) the index price for the point designated with respect to the location of the inventory on Schedule 2.3(e) on the first day of the month after the month of the Effective Date less (B) the adjustments to such index price shown on Schedule 2.3(e).

(vi) Increased by the sum of the amount of each ethane, propane, iso-butane, nor-butane and gasoline inventory from the Properties in storage at the end of the Effective Date and produced for the account of Seller on or prior to the Effective Date, in gallons, multiplied by (A) the index price for the point designated with respect to the location of the inventory on Schedule 2.3(e) on the first day of the month after the month of the Effective Date less (B) the adjustments to such index price shown on Schedule 2.3(e).

(vii) Decreased by the sum of the amount of each amount of oil transportation and production imbalance owed by Seller to third Persons at the Effective Date with respect to production from the Properties (or, in the case of Properties not operated by Seller, as reported on the most recent imbalance statement as of a date prior to the Effective Date), in Barrels, multiplied by (A) the index price for the point designated with respect to such source of the imbalance on Schedule 2.3(e) on the first day of the month after the month of the Effective Date less (B) the adjustments to such index price shown on Schedule 2.3(e).

(viii) Increased by the sum of the amount of each oil transportation and production imbalance owed by third Persons to Seller at the Effective Date with respect to production from the Properties (or, in the case of Properties not operated by Seller, as reported on the most recent imbalance statement as of a date prior to the Effective Date), in Barrels, multiplied by (A) the index price for the point designated with respect to such source of the imbalance on Schedule 2.3(e) on the first day of the month after the month of the Effective Date less (B) the adjustments to such index price shown on Schedule 2.3(e).

(f) [RESERVED]

(g) Without prejudice to either Party’s rights under Article 12, adjusted for proceeds and other income attributable to the Assets, Property Costs and certain other costs attributable to the Assets, and interest as follows:

(i) Decreased by an amount equal to the aggregate amount of the following proceeds received by Seller or any of its Affiliates on or prior to the Closing Date, or by Seller or any remaining Affiliate of Seller after the Closing Date:

(A) amounts earned from the sale, during the period from but excluding the Effective Date through and including the Closing Date (such period being referred to as the “Adjustment Period”), of oil, gas and other hydrocarbons produced from or attributable to the Properties (net of any (x) royalties, overriding royalties and other burdens payable out of production of oil, gas or other hydrocarbons or the proceeds thereof that are not included in Property Costs, (y) gathering, processing and transportation costs paid in connection with sales of oil, gas or other hydrocarbons that are not included as Property Costs under Section 2.3(g)(ii) and (z) production Taxes, other Taxes measured by units of production, severance Taxes and any other Property Costs, that in any such case are deducted by the purchaser of production, and excluding the effects of any futures, options, swaps or other derivatives other than the Transferred Derivatives), and

(B) other income earned with respect to the Assets during the Adjustment Period (provided that for purposes of this Section, no adjustment shall be made for funds received by Seller for the account of third Persons and to which Seller does not become entitled prior to the Cut-Off Date, and excluding any income earned from futures, options, swaps or other derivatives other than the Transferred Derivatives);

(ii) Increased by an amount equal to the amount of all Property Costs, Taxes and other amounts expressly excluded from the definition of Property Costs which are incurred in the ownership and operation of the Assets after the Effective Date but paid by or on behalf of Seller or any of its Affiliates through and including the Closing Date, or by Seller or any remaining Affiliate of Seller after the Closing Date but prior to the Cut-Off Date, except in each case (w) any costs already deducted in the determination of proceeds in Section 2.3(g)(i), (x) Taxes (other than production Taxes and other Taxes measured by units of production and severance Taxes), which are addressed in Section 9.1(c), (y) costs attributable to futures, options, swaps or other derivatives, or the elimination of the same pursuant to Section 6.9, other than costs attributable to the Transferred Derivatives, and (z) Seller’s share of costs attributable to acquiring replacement seismic licenses for Purchaser or obtaining approval to transfer existing seismic licenses to Purchaser pursuant to Section 6.11, and provided that overhead costs charged with respect to development and production operations shall not exceed the amounts chargeable to the Properties under the applicable operating agreement or, if for any Property there is none, the amounts charged for that Property on the same basis as charged on the date of this Agreement; and

(iii) Increased by the amount that would be calculated on the Unadjusted Purchase Price at the Agreed Rate, for the period from but excluding the Target Closing Date through and including the Closing Date; as used herein, the term “Agreed Rate” shall mean the lesser of (y) the one month London Inter-Bank Offered Rate, as published on Telerate Page 3750 on the last Business Day prior to the Effective Date, plus two percentage points (LIBOR +2%) and (z) the maximum rate allowed by applicable Laws.

The amount of each adjustment to the Unadjusted Purchase Price described in Section 2.3(g) shall be determined in accordance with the United States generally accepted accounting principles (the “Accounting Principles”);

(h) Decreased by Seller’s share of the seismic costs described in Section 6.11, however, if as of the Cut-Off Date, any replacement licenses or license transfers for such seismic have not been obtained, Seller’s share of such costs shall be deemed to be Twenty-five Million dollars ($25,000,000); and

(i) Increased by the cost of transportation provided pursuant to Section 6.1.

Section 2.4 Ordinary Course Pre-Effective Date Costs Paid and Revenues Received Post-Closing.

(a) With respect to any revenues earned or Property Costs incurred with respect to the Assets on or prior to the Effective Date but received or paid after the Effective Date:

(i) Seller shall be entitled to all amounts earned from the sale, during the period up to and including the Effective Date, of oil, gas and other hydrocarbons produced from or attributable to the Properties, which amounts are received after Closing but on or before the Cut-Off Date (net of any (A) royalties, overriding royalties and other burdens payable out of production of oil, gas or other hydrocarbons or the proceeds thereof that are not included in Property Costs, (B) gathering, processing and transportation costs paid in connection with sales of oil, gas and other hydrocarbons that are not included as Property Costs under Section 2.4(a)(ii) and (C) production Taxes, other Taxes measured by units of production, severance Taxes, and other Property Costs, that in any such case are deducted by the purchaser of production), and to all other income earned with respect to the Assets through and including the Effective Date and received on or before the Cut-Off Date; and

(ii) Seller shall be responsible for (and entitled to any refunds and indemnities with respect to) all Property Costs incurred through and including the Effective Date. Seller’s responsibility for the foregoing shall terminate on the Cut-Off Date.

“Earned” and “incurred,” as used in this Section and Section 2.3, shall be interpreted in accordance with accounting recognition guidance under the Accounting Principles and shall be consistent with Seller’s current accounting recognition practices.

(b) Should Purchaser or its Affiliates receive after Closing any proceeds or other income to which Seller is entitled under Section 2.4(a), Purchaser shall fully disclose, account for and promptly remit the same to Seller.

(c) Should Purchaser pay after Closing any Property Costs for which Seller is responsible under Section 2.4(a), Seller shall reimburse Purchaser promptly after receipt of Purchaser’s invoice, accompanied by copies of the relevant vendor or other invoice and proof of payment. Within forty-five (45) days following Closing, Seller shall provide notice to its vendors related to the E&P Business to promptly send any pre-Effective Date invoices.

(d) Seller shall have no further entitlement to amounts earned from the sale of oil, gas and other hydrocarbons produced from or attributable to the Properties and other income earned with respect to the Assets (except any applicable Excluded Assets), and no further responsibility for Property Costs incurred with respect to the Assets, to the extent such amounts have not been received or paid, respectively, on or before the Cut-Off Date.

Section 2.5 Procedures.

(a) For purposes of allocating production (and accounts receivable with respect thereto), under Section 2.3 and Section 2.4, (i) liquid hydrocarbons shall be deemed to be “from or attributable to” the Properties when they pass through the pipeline flange connecting into the storage facilities on the platform serving the applicable Lease or Unit or, if there are no such storage facilities, when they pass through the LACT meters or similar meters at the point of entry into the pipelines through which they are transported from that platform, and (ii) gaseous hydrocarbons shall be deemed to be “from or attributable to” the Properties when they pass through the delivery point sales meters or similar meters at the point of entry into the pipelines through which they are transported from the platform serving the applicable Lease or Unit. Seller shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings are not available.

Surface use fees, insurance premiums and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling on or before, or after, the Effective Date, or the Closing Date, as applicable. Production Taxes and similar Taxes measured by units of production, and severance Taxes, shall be prorated based on the amount of hydrocarbons actually produced, purchased or sold, as applicable, on or before, and after, the Effective Date, or the Closing Date, as applicable.

(b) After Closing, Purchaser shall handle (and Seller shall cooperate with the handling of) all joint interest audits and other audits of Property Costs covering periods for which Seller is in whole or in part responsible under Section 2.4, provided that Purchaser shall not agree to any adjustments to previously assessed costs for which Seller is liable, or any compromise of any audit claims to which Seller would be entitled, without the prior written consent of Seller, such consent not to be unreasonably withheld. Purchaser shall provide Seller with a copy of all applicable audit reports and written audit agreements received by Purchaser and relating to periods for which Seller is partially responsible.

ARTICLE 3.

TITLE MATTERS

Section 3.1 Company’s Title. Seller represents and warrants to Purchaser that Seller’s title (i) to the Units and Wells shown on Exhibit A-2, Part 1, (ii) to the ownership interests in the Leases containing proved undeveloped locations (the “PUD Leases”) shown on Exhibit A-2, Part 2 and (iii) to the Leases shown on Exhibit A-1 and as calculated in Section 3.2(a), as of the date hereof is, and as of the Closing Date shall be, Defensible Title as defined in Section 3.2. This representation and warranty, the provisions of this Article 3 and the special warranty in the Conveyances provide Purchaser’s exclusive remedy with respect to any Title Defects.

Section 3.2 Definition of Defensible Title.

(a) As used in this Agreement, the term “Defensible Title” means that title of Seller which, subject to Permitted Encumbrances:

(i) Entitles the Seller to receive, (A) in the case of any Unit, Well or PUD Lease, throughout the duration of the productive life of such Unit, Well or PUD Lease (after satisfaction of all royalties, overriding royalties, nonparticipating royalties, net profits interests or other similar burdens on or measured by production of oil and gas), not less than the “net revenue interest” share shown in Exhibit A-2 of all oil, gas and other minerals produced, saved and marketed from such Unit or Well or PUD Lease, and, (B) in the case of any Lease listed on Exhibit A-1 not covered by clause (A) above, throughout the duration of the productive life of such Lease, not less than the net revenue interest share of all oil, gas and other minerals produced, saved and marketed from such Lease calculated by subtracting from the working interest for such Lease shown on Exhibit A-1 the proportionate share of any royalty, overriding royalty, nonparticipating royalty, net profits interest, or other similar burdens measured by production of oil and gas attributable to such working interest, in any case, except (1) decreases in connection with those operations in which Seller may elect after the date hereof to be a nonconsenting co-owner, (2) decreases resulting from reversion of interest to co-owners with respect to operations in which such co-owners elect, after the date hereof, not to consent, (3) decreases resulting from the establishment or amendment, after the date hereof, of pools or units, (4) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries and (5) as otherwise expressly stated in Exhibit A-2;

(ii) Obligates Seller to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, any Unit, Well, Lease or PUD Lease not greater than the “working interest” shown in Exhibit A-1 or Exhibit A-2 without increase throughout the productive life of such Unit, Well, Lease or PUD Lease, except as stated in Exhibit A-1 or Exhibit A-2 and except increases resulting from contribution requirements with respect to defaulting co-owners under applicable operating agreements or applicable Law and increases that are accompanied by at least a proportionate increase in Seller’s net revenue interest (in the case of each Lease, as calculated in Section 3.2(a)(i)(B)); and

(iii) Is free and clear of liens, encumbrances, obligations or defects, other than Permitted Encumbrances.

(b) As used in this Agreement, the term “Title Defect” means any lien, charge, encumbrance, obligation or defect including without limitation a discrepancy in net revenue interest or working interest that causes a breach of Seller’s representation and warranty in Section 3.1. As used in this Agreement, the term “Title Benefit” shall mean any right, circumstance or condition that operates to increase the net revenue interest of Seller in any Unit or Well above that shown on Exhibit A-2, without causing a greater than proportionate increase in Seller’s working interest above that shown in Exhibit A-2.

Section 3.3 Definition of Permitted Encumbrances. As used herein, the term “Permitted Encumbrances” means any or all of the following:

(a) Lessors’ royalties and any overriding royalties, reversionary interests and other burdens to the extent that they do not, individually or in the aggregate, reduce Seller’s net revenue interests below that shown in Exhibit A-2 or increase Seller’s working interests above that shown in Exhibit A-2 without a corresponding increase in the net revenue interest;

(b) All leases, unit agreements, pooling agreements, operating agreements, production sales contracts, division orders and other contracts, agreements and instruments applicable to the Assets, including provisions for penalties, suspensions or forfeitures contained therein, to the extent that they do not, individually or in the aggregate, reduce Seller’s net revenue interests below that shown in Exhibit A-1 or Exhibit A-2 or increase Seller’s working interests above that shown in Exhibit A-2 without a corresponding increase in the net revenue interest;

(c) Rights of first refusal, preferential purchase rights and similar rights with respect to the Assets;

(d) Third-party consent requirements and similar restrictions which are not applicable to the sale of the Assets contemplated by this Agreement or with respect to which waivers or consents are obtained from the appropriate Persons prior to the Closing Date or the appropriate time period for asserting the right has expired or which need not be satisfied prior to a transfer;

(e) Liens for Taxes or assessments not yet delinquent or, if delinquent, being contested in good faith by appropriate actions;

(f) Materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, being contested in good faith by appropriate actions;

(g) All rights to consent, by required notices to, filings with, or other actions by Governmental Authorities in connection with the sale or conveyance of oil and gas leases or rights or interests therein if they are customarily obtained subsequent to the sale or conveyance;

(h) Rights of reassignment arising upon final intention to abandon or release the Assets, or any of them;

(i) Easements, rights-of-way, covenants, servitudes, permits, surface leases and other rights in respect of surface operations to the extent they do not, individually or in the aggregate, reduce Seller’s net revenue interest below that shown on Exhibit A-2 or increase Seller’s working interest beyond that shown on Exhibit A-1 or Exhibit A-2 without a corresponding increase in net revenue interest;

(j) Calls on production under existing Contracts; provided that the holder of such right must pay an index-based price for any production purchased by virtue of such call on production;

(k) Any termination of Seller’s title to any mineral servitude or any Property held by production as a consequence of the failure to conduct operations, cessation of production or insufficient production over any period except to the extent Seller has knowledge thereof as of the date hereof;

(l) All rights reserved to or vested in any Governmental Authorities to control or regulate any of the Assets in any manner or to assess Tax with respect to the Assets, the ownership, use or operation thereof, or revenue, income or capital gains with respect thereto, and all obligations and duties under all applicable Laws of any such Governmental Authority or under any franchise, grant, license or permit issued by any Governmental Authority;

(m) Any lien, charge or other encumbrance on or affecting the Assets which is expressly waived, assumed, bonded or paid by Purchaser at or prior to Closing or which is discharged by Seller at or prior to Closing;

(n) any lien or trust arising in connection with workers’ compensation, unemployment insurance, pension or employment laws or regulations;

(o) The matters described in Schedule 4.5;

(p) Any matters shown on Exhibit A-1 (only relating to working interests) or Exhibit A-2; and

(q) Any other liens, charges, encumbrances, defects or irregularities which do not, individually or in the aggregate, materially detract from the value of or materially interfere with the use or ownership of the Assets subject thereto or affected thereby (as currently used or owned) and which would be accepted by a reasonably prudent purchaser engaged in the business of owning and operating oil and gas properties, including, without limitation, the absence of any lease amendment or consent by any royalty interest or mineral interest holder authorizing the pooling of any leasehold interest, royalty interest or mineral interest and the failure of Exhibits A-1 and A-2 to reflect any lease or any unleased mineral interest where the owner thereof was treated as a non-participating co-tenant during the drilling of any well.

Section 3.4 Allocated Values. Schedule 3.4 sets forth the agreed allocation of the Unadjusted Purchase Price among the Assets for purposes of Seller’s title representation in this Article 3. The “Allocated Value” for any Unit, Well, Lease or PUD Lease equals the portion of the Unadjusted Purchase Price that is allocated to such Unit, Well, Lease or PUD Lease on Schedule 3.4, increased or decreased by a share of each adjustment to the Unadjusted Purchase Price under Section 2.3(c), (d), (e) and (g). The share of each adjustment allocated to a particular Unit, Well, Lease or PUD Lease shall be obtained by allocating that adjustment among the various Assets on a pro rata basis in proportion to the Unadjusted Purchase Price allocated to each such Asset on Schedule 3.4. Seller has accepted such Allocated Values for purposes of this Agreement and the transactions contemplated hereby, but otherwise makes no representation or warranty as to the accuracy of such values.

Section 3.5 Notice of Title Defects; Defect Adjustments.

(a) To assert a claim arising out of a breach of Section 3.1, Purchaser must deliver a claim notice or notices to Seller on or before a date which is at least ten (10) Business Days prior to the Closing Date (the “Title Claim Date”). Each such notice shall be in writing and shall include:

(i) a description of the alleged Title Defect(s);

(ii) the Units, Wells, Leases or PUD Leases affected;

(iii) the Allocated Values of the Units, Wells, Leases or PUD Leases subject to the alleged Title Defect(s);

(iv) supporting documents reasonably necessary for Seller (as well as any title attorney or examiner hired by Seller) to verify the existence of the alleged Title Defect(s); and

(v) the amount by which Purchaser reasonably believes the Allocated Values of those Units, Wells, Leases or PUD Leases are reduced by the alleged Title Defect(s) and the computations and information upon which Purchaser’s belief is based.

Purchaser shall be deemed to have waived all breaches of Section 3.1 of which Seller has not been given notice on or before the Title Claim Date.

(b) Should Purchaser discover any Title Benefit on or before the Title Claim Date, Purchaser shall as soon as practicable, but in any case by the Title Claim Date, deliver to Seller a notice including:

(i) a description of the Title Benefit;

(ii) the Units, Wells, Leases or PUD Leases affected;

(iii) the Allocated Values of the Units, Wells, Leases or PUD Leases subject to such Title Benefit; and

(iv) the amount by which the Purchaser reasonably believes the Allocated Value of those Units, Wells, Leases or PUD Leases is increased by the Title Benefit, and the computations and information upon which Purchaser’s belief is based.

Seller shall have the right, but not the obligation, to deliver to Purchaser a similar notice on or before the Title Claim Date with respect to each Title Benefit discovered by Seller. Seller shall be deemed to have waived all Title Benefits of which no Party has given notice on or before the Title Claim Date, except to the extent Purchaser has failed to give a notice which it was obligated to give under this Section 3.5(b).

(c) Seller shall have the right, but not the obligation, to attempt, at Seller’s sole cost, to cure or remove on or before sixty (60) days after the Closing Date any Title Defects of which Seller has been advised by Purchaser. No reduction shall be made in the Unadjusted Purchase Price with respect to a Title Defect for purposes of Closing if Seller has provided notice at least six (6) Business Days prior to the Closing Date of Seller’s intent to attempt to cure the Title Defect. If the Title Defect is not cured as agreed by Seller and Purchaser or if Seller and Purchaser cannot agree, and it is determined by the Title Arbitrator that such Title Defect is not cured at the end of the sixty (60) day post-Closing period, the adjustment required under this Article 3 shall be made pursuant to Section 8.4(b). Seller’s election to attempt to cure a Title Defect shall not constitute a waiver of Seller’s right to dispute the existence, nature or value of, or cost to cure, the Title Defect.

(d) With respect to each Unit, Well, Leases or PUD Lease affected by Title Defects reported under Section 3.5(a), the Unit, Well, Leases or PUD Lease shall be assigned at Closing, subject to all uncured Title Defects, and the Unadjusted Purchase Price shall be reduced by an amount (the “Title Defect Amount”) equal to the reduction in the Allocated Value for such Unit, Well, Leases or PUD Lease caused by such Title Defects, as determined pursuant to Section 3.5(g). Notwithstanding the foregoing provisions of this Section 3.5(d), no reduction shall be made in the Unadjusted Purchase Price with respect to any Title Defect that is (i) older than ten (10) years and, except for unreleased production payments or similar interest or other unreleased encumbrances, a Title Defect Amount of less than Twenty-Five Million Dollars ($25,000,000), (ii) involves a counterparty no longer in existence or in bankruptcy or receivership or (iii) consists of an alleged defect in the authorization, execution, delivery, acknowledgement, or approval of any instrument in Seller’s chain of title for which Seller at its election executes and delivers to Purchaser a separate written indemnity agreement, in form and substance reasonably satisfactory to Purchaser, under which Seller agrees to fully, unconditionally and irrevocably indemnify and hold harmless Purchaser and its successors and assigns from any and all Damages arising out of or resulting from such Title Defect.

(e) With respect to each Unit, Well, Lease or PUD Lease affected by Title Benefits reported under Section 3.5(b) (or which Purchaser should have reported under Section 3.5(b)), the Unadjusted Purchase Price shall be increased by an amount (the “Title Benefit Amount”) equal to the increase in the Allocated Value for such Unit, Well, Lease or PUD Lease caused by such Title Benefits, as determined pursuant to Section 3.5(h), but in no event will the aggregate adjustments to the Unadjusted Purchase Price as a result of Title Benefits exceed the aggregate adjustments to the Unadjusted Purchase Price due to Title Defects.

(f) This Article 3 shall, to the fullest extent permitted by applicable Law, be the exclusive right and remedy of Purchaser with respect to Seller’s breach of its warranty and representation in Section 3.1. Except as provided in Article 3 and the Conveyances, Purchaser releases, remises and forever discharges Seller and its Affiliates and all such parties’ stockholders, officers, directors, employees, agents, advisors and representatives from any and all suits, legal or administrative proceedings, claims, demands, damages, losses, costs, liabilities, interest or causes of action whatsoever, in law or in equity, known or unknown, which Purchaser might now or subsequently may have, based on, relating to or arising out of, any Title Defect or other deficiency in title to any Asset.

(g) The Title Defect Amount resulting from a Title Defect shall be determined as follows:

(i) if Purchaser and Seller agree on the Title Defect Amount, that amount shall be the Title Defect Amount;

(ii) if the Title Defect is a lien, encumbrance or other charge which is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from Seller’s interest in the affected Unit, Well or Lease;

(iii) if the Title Defect represents a discrepancy between (A) the net revenue interest for any Unit, Well or PUD Lease and (B) the net revenue interest or percentage stated on Exhibit A-2 or, in the case of a Lease, as calculated pursuant to Section 3.2(a)(i)(B), then the Title Defect Amount shall be the product of the Allocated Value of such Unit, Well or PUD Lease multiplied by a fraction, the numerator of which is the net revenue interest or percentage ownership decrease and the denominator of which is the net revenue interest or percentage ownership stated on Exhibit A-2 or, in the case of a Lease, as calculated pursuant to Section 3.2(a)(i)(B), provided that if the Title Defect does not affect the Unit, Well or PUD Lease throughout its entire productive life, the Title Defect Amount determined under this Section 3.5(g)(iii) shall be reduced to take into account the applicable time period only;

(iv) if the Title Defect represents an obligation, encumbrance, burden or charge upon or other defect in title to the affected Unit, Well or Lease of a type not described in subsections (i), (ii) or (iii) above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Unit, Well, Lease or PUD Lease so affected, the portion of Seller’s interest in the Unit, Well or Lease affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the affected Unit, Well, Lease or PUD Lease, the values placed upon the Title Defect by Purchaser and Seller and such other factors as are necessary to make a proper evaluation;

(v) notwithstanding anything to the contrary in this Article 3, (A) an individual claim for a Title Defect for which a claim notice is given prior to the Title Claim Date shall only generate an adjustment to the Unadjusted Purchase Price under this Article 3 if the Title Defect Amount with respect thereto exceeds Five Million dollars ($5,000,000), (B) the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any given Unit, Well, Lease or PUD Lease shall not exceed the Allocated Value of such Unit, Well or Lease and (C) there shall be no adjustment to the Unadjusted Purchase Price for Title Defects unless and until the aggregate Title Defect Amounts that are entitled to an adjustment under Section 3.5(g)(v)(A) and for which Claim Notices were timely delivered exceed Fifteen Million dollars ($15,000,000), and then only to the extent that such aggregate Title Defect Amounts exceed Fifteen Million dollars ($15,000,000);

(vi) if a Title Defect is reasonably susceptible of being cured, the Title Defect Amount determined under subsections (iii) or (iv) above shall not be greater than the amount that can reasonably be shown to be the reasonable cost and expense of curing such Title Defect; and

(vii) the Title Defect Amount with respect to a Title Defect shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder, or for which Purchaser otherwise receives credit in the calculation of the Purchase Price.

(h) The Title Benefit Amount for any Title Benefit shall be the product of the Allocated Value of the affected Unit or Well multiplied by a fraction, the numerator of which is the net revenue interest increase and the denominator of which is the net revenue interest stated on Exhibit A-2 or, in the case of a Lease, as calculated pursuant to Section 3.2(a)(i)(B), provided that if the Title Benefit does not affect a Unit, Well, Lease or PUD Lease throughout the entire life of the Unit, Well, Lease or PUD Lease, the Title Benefit Amount determined under this Section 3.5(h) shall be reduced to take into account the applicable time period only. Notwithstanding anything to the contrary in this Article 3, an individual claim for a Title Benefit which is reported under Section 3.5(b) (or which Purchaser should have reported under Section 3.5(b)) prior to the Title Claim Date shall only generate an adjustment to the Unadjusted Purchase Price under this Article 3 if the Title Benefit Amount with respect thereto exceeds Five Million dollars ($5,000,000).

(i) Seller and Purchaser shall attempt to agree on all Title Defect Amounts and Title Benefit Amounts by five (5) Business Days prior to the Closing Date. If Seller and Purchaser are unable to agree by that date, then subject to Section 3.5(c), Seller’s good faith estimate shall be used to determine the Closing Payment pursuant to Section 8.4(a), and the Title Defect Amounts and Title Benefit Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 3.5(i). During the 10-day period following the Closing Date, Title Defect Amounts and Title Benefit Amounts in dispute shall be submitted to a title attorney with at least 10 years’ experience in oil and gas titles in the state in which the Units or Wells (or majority of Units and Wells) in question are located as selected by mutual agreement of Purchaser and Seller or absent such agreement during the 10-day period, by the Houston office of the American Arbitration Association (the “Title Arbitrator”). Likewise, if by the end of the sixty (60) day post-Closing cure period under Section 3.5(c), Seller has failed to cure any Title Defects which it provided notice that it would attempt to cure, and Seller and Purchaser have been unable to agree on the Title Defect Amounts for such Title Defects, the Title Defect Amounts in dispute shall be submitted to the Title Arbitrator. The Title Arbitrator shall not have worked as an employee or outside counsel for either Party or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the dispute. The arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. The Title Arbitrator’s determination shall be made within 45 days after submission of the matters in dispute and shall be final and binding upon the Parties, without right of appeal. In making his determination, the Title Arbitrator shall be bound by the rules set forth in Section 3.5(g) and 3.5(h) and may consider such other matters as in the opinion of the Title Arbitrator are necessary or helpful to make a proper determination. Additionally, the Title Arbitrator may consult with and engage disinterested third Persons to advise the arbitrator, including title attorneys from other states and petroleum engineers. The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Title Defect Amounts and Title Benefit Amounts submitted by any Party and may not award damages, interest or penalties to any Party with respect to any matter. Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case. Purchaser shall bear one-half of the costs and expenses of the Title Arbitrator, and Seller shall be responsible for the remaining one-half of the costs and expenses.

Section 3.6 Consents to Assignment and Preferential Purchase Rights.

(a) Promptly after the date hereof, Seller shall prepare and send (i) notices to the holders of any required consents to assignment that are set forth on Schedule 4.12 requesting consents to the transactions contemplated by this Agreement and (ii) notices to the holders of any applicable preferential rights to purchase or similar rights that are set forth on Schedule 4.12 in compliance with the terms of such rights and requesting waivers of such rights. Any preferential purchase right must be exercised subject to all terms and conditions set forth in this Agreement, including the successful Closing of this Agreement pursuant to Article 8. The consideration payable under this Agreement for any particular Asset for purposes of preferential purchase right notices shall be the Allocated Value for such Asset. Seller shall use commercially reasonable efforts to cause such consents to assignment and waivers of preferential rights to purchase or similar rights (or the exercise thereof) to be obtained and delivered prior to Closing, provided that Seller shall not be required to make payments or undertake obligations to or for the benefit of the holders of such rights in order to obtain the required consents and waivers. Purchaser shall cooperate with Seller in seeking to obtain such consents to assignment and waivers of preferential rights.

(b) In no event shall there be transferred at Closing any Asset for which a consent requirement has not been satisfied and for which transfer is prohibited or a fee is payable (unless the same has been paid by Purchaser or is the responsibility of Seller under Section 6.11) without the consent. In cases in which the Asset subject to such a requirement is a Contract and Purchaser is assigned the Lease(s) to which the Contract relates, but the Contract is not transferred to Purchaser due to the unwaived consent requirement, Purchaser shall continue after Closing to use commercially reasonable efforts to obtain the consent so that such Contract can be transferred to Purchaser upon receipt of the consent, the Contract shall be held by Seller for the benefit of Purchaser, Purchaser shall pay all amounts due thereunder, and Purchaser shall be responsible for the performance of any obligations under such Contract to the extent that Purchaser has been transferred the Assets necessary to perform under such Contract until such consent is obtained. In cases in which the Asset subject to such a requirement is a Lease and the third Person consent to the transfer of the Lease is not obtained by Closing, Purchaser may elect to treat the unsatisfied consent requirements as a Title Defect and receive the appropriate adjustment to the Unadjusted Purchase Price under Section 2.3 by giving Seller written notice thereof in accordance with Section 3.5(a), except that such notice may be given up to six (6) Business Days prior to the Closing Date. If an unsatisfied consent requirement with respect to which an adjustment to the Unadjusted Purchase Price is made under Section 3.5 is subsequently satisfied prior to the date of the final adjustment to the Unadjusted Purchase Price under Section 8.4(b), Seller shall be reimbursed in that final adjustment for the amount of any previous deduction from the Unadjusted Purchase Price, the Lease, if not previously transferred to Purchaser under the first sentence of this Section 3.6(b), shall be transferred, and the provisions of this Section 3.6 shall no longer apply to such consent requirement.

(c) If any preferential right to purchase any Assets is exercised prior to Closing, the Purchase Price shall be decreased by the Allocated Value for such Assets, the affected Assets shall not be transferred at Closing, and the affected Assets shall be deemed to be deleted from Exhibits A-1 through A-6 to this Agreement, as applicable, for all purposes.

(d) Should a third Person fail to exercise or waive its preferential right to purchase as to any portion of the Assets prior to Closing and the time for exercise or waiver has not yet expired, then subject to the remaining provisions of this Section 3.6, such Assets shall be included in the transaction at Closing, there shall be no adjustment to the Purchase Price at Closing with respect to such preferential right to purchase, and Seller shall, at its sole expense, continue to use commercially reasonable efforts to obtain the waiver of the preferential purchase rights and shall continue to be responsible for the compliance therewith.

(e) Should the holder of the preferential purchase right validly exercise the same (whether before or after Closing), then:

(i) Seller shall convey the affected Assets to the holder on the terms and provisions set out in the applicable preferential right provision. If the affected Assets were previously transferred to Purchaser at Closing, Purchaser agrees to transfer the affected Assets back to Seller on the terms and provisions set out herein to permit Seller to comply with this obligation (or, if Seller so requests, shall transfer the affected Assets directly to the holder on the terms and provisions set out in the applicable preferential purchase right provision);

(ii) Pursuant to Section 2.3(b), Seller shall credit Purchaser with the Allocated Value of any Asset transferred pursuant to Section 3.6(e)(i);

(iii) Seller shall be entitled to the consideration paid by such holder;

(iv) If the affected Assets were previously transferred to Purchaser at Closing, Purchase Price adjustments calculated in the same manner as the adjustments in Section 2.3(g) shall be calculated for the period from the Closing Date to the date of the reconveyance and the net amount of such adjustment, if positive, shall be paid by Purchaser to Seller and, if negative, by Seller to Purchaser;

(v) If the affected Assets were previously transferred to Purchaser at Closing, Seller shall assume all obligations assumed by Purchaser with respect to such Assets under Section 12.1, and shall indemnify, defend and hold harmless Purchaser from all Damages incurred by Purchaser caused by or arising out of or resulting from the ownership, use or operation of such Asset from the Closing Date to the date of the reconveyance, excluding, however, any such Damages resulting from any violation of any Law caused by the actions of, or implementation of policies or procedures of, Purchaser, breach of any contract by Purchaser after Closing, or gross negligence or willful misconduct of Purchaser after Closing; and

(vi) In the event that the value of any Property operated by Seller is materially impaired by the exercise of a preferential purchase right with respect to a Property also operated by Seller on which infrastructure is used by the first Property without the benefit of an agreement for such use which would survive the transfer of title to the third party preferential right holder, Purchaser may claim such material impairment as a Title Defect.

Section 3.7 Limitations on Applicability The representation and warranty in Section 3.1 shall terminate as of the Title Claim Date and shall have no further force and effect thereafter, provided there shall be no termination of Purchaser’s or Seller’s rights under Section 3.5 with respect to any bona fide Title Defect or Title Benefit claim properly reported on or before the Title Claim Date.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to the provisions of this Article 4, and the other terms and conditions of this Agreement, Seller represents and warrants to Purchaser the matters set out in Section 4.1 through Section 4.19.

Section 4.1 Seller.

(a) Existence and Qualification. Seller is a corporation duly organized, validly existing and in good standing under the laws of the state where it is incorporated (as set forth in the preamble).

(b) Power. Seller has the corporate power to enter into and perform this Agreement (and all documents required to be executed and delivered by Seller at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

(c) Authorization and Enforceability. The execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by Seller at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller (and all documents required to be executed and delivered by Seller at Closing shall be duly executed and delivered by Seller) and this Agreement constitutes, and at the Closing such documents shall constitute, the valid and binding obligations of Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(d) No Conflicts. The execution, delivery and performance of this Agreement by Seller, and the consummation of the transactions contemplated by this Agreement shall not (i) violate any provision of the certificate of incorporation or bylaws of Seller, (ii) result in default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, or other financing instrument to which Seller is a party or by which it is bound, (iii) violate any judgment, order, ruling, or decree applicable to Seller as a party in interest or (iv) violate any Laws applicable to Seller, except any matters described in clauses (ii), (iii), or (iv) above which would not have a Material Adverse Effect.

Section 4.2 No Undisclosed Liabilities; Accuracy of Data.

(a) Except as described on Schedule 4.2, as of December 31, 2006, the Assets were not subject to any obligations or liabilities that would be required to be reflected as liabilities on a balance sheet for the E&P Business prepared in accordance with the Accounting Principles other than obligations and liabilities described in the other schedules to this Article 4, and obligations and liabilities as would not, individually or in the aggregate, have a Material Adverse Effect. Schedule 4.2 includes the cost of all material repair, replacement and restoration work with respect to the Equipment necessitated by Hurricanes Katrina, Rita and Ivan.

(b) The financial data set forth in Schedule 4.2(b) (subject to the qualifications set forth therein) and in the data room folders 3.13.3 and 3.13.4 (DVDs of which have been provided to Purchaser in connection with signing this Agreement and identified by Seller and Purchaser) are true and correct.

(c) The historical factual information, excluding title information, supplied by Seller to Ryder Scott & Co. in the preparation of its report dated as of December 31, 2006 (the “Reserve Report”) of the Assets is accurate and complete in all material respects. The historical production data titled YE2006_Product in OBU_YE2006_Aries_database in the data room folder 2.1.2.3.1.1 as updated by OBUPROD_UPDATE in the data room folder 2.1.2.3.5.1 (DVDs of which have been provided to Purchaser in connection with signing this Agreement and identified by Seller and Purchaser) is accurate and complete in all material respects.

(d) Except for bonds, letters of credit and guarantees related primarily to the Excluded Assets which Seller is retaining, Schedule 13.5 sets forth all bonds, letters of credit and guarantees posted as of the date of this Agreement by Seller or any Affiliate of Seller with any Governmental Authority or third person relating to the Assets.

Section 4.3 Assets of the E&P Business. Except as described in Section 1.3 and except for those vehicles, computers and software leased for use in the operation of the E&P Business that are not purchased by Seller or Affiliates of Seller pursuant to Section 6.10, (a) the Assets include all material equipment, materials, contracts, data, records, software and other property owned or leased by Seller or its Affiliates necessary for the conduct of the E&P Business in a manner consistent with recent practices; (b) since December 31, 2006, the Assets have been operated only in the ordinary course of business consistent with past practices of Seller (for this purpose, hurricane related repair work shall be considered ordinary course of business); and (c) no property material to the conduct of the E&P Business is being retained by Seller or Affiliates of Seller.

Section 4.4 Labor Matters and Employee Benefits.

(a) Labor Matters. Other than for Managing Directors and Executives, temporary employees or consultants, there are no employment agreements with any individuals who are (i) employed by Seller who are rendering services primarily with respect to the Assets or (ii) employed by Dominion Resources Services, Inc. but who are rendering services primarily with respect to the Assets. Seller has no collective bargaining agreements.

(b) Employee Benefits.

(i) Schedule 4.4(b)(i) lists all of the Employee Plans.

(ii) All Employee Plans subject to ERISA and the Code comply with ERISA, the Code and, as applicable, the Pregnancy Discrimination Act of 1978, the Age Discrimination in Employment Act, as amended, the Family and Medical Leave Act of 1993, and the Health Insurance Portability and Accountability Act, except such non-compliance as would not, individually or in the aggregate, have a Material Adverse Effect.

(iii) All Employee Plans contributed to by Seller or any ERISA Affiliate intended to be qualified under Section 401 of the Code have filed for or received favorable determination letters with respect to such qualified status from the Internal Revenue Service. The determination letter for each such Employee Plan remains in effect, and, to Seller’s knowledge, any amendment made, or event relating to such an Employee Plan subsequent to the date of such determination letter, has not materially and adversely affected the qualified status of the Employee Plan.

(iv) No Employee Plan that is subject to Title IV of ERISA (a “Title IV Plan”) or Section 412 of the Code has incurred an accumulated funding deficiency, whether or not waived, within the meaning of Section 412 of the Code or Section 302 of ERISA, and to Seller’s knowledge, no condition exists which would be expected to result in an accumulated funding deficiency as of the last day of the current plan year of any Title IV Plan or other Employee Plan subject to Section 412 of the Code. The PBGC has not instituted proceedings to terminate any Title IV Plan, and no other event or condition has occurred which might constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Title IV Plan.

(v) None of Seller, its Affiliates or any ERISA Affiliate has incurred or reasonably expects to incur any liability for withdrawal from a Multiemployer Plan.

Section 4.5 Litigation. Except as disclosed on Schedule 4.5, there are no actions, suits or proceedings pending, or to Seller’s knowledge, threatened in writing, before any Governmental Authority or arbitrator with respect to the E&P Business. There are no actions, suits or proceedings pending, or to Seller’s knowledge, threatened in writing, before any Governmental Authority or arbitrator against Seller or any of its Affiliates, which are reasonably likely to impair or delay materially Seller’s ability to perform its obligations under this Agreement.

Section 4.6 Taxes and Assessments. Except as disclosed on Schedule 4.6,

(a) Seller has filed each material Tax return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof (a “Tax Return”) required to be filed by it and paid all material Taxes with respect to the Assets;

(b) Seller has not received written notice of any pending claim against it (which remains outstanding) from any applicable taxing authority for assessment of material Taxes with respect to the Assets; and

(c) Except as set forth on Schedule 4.6, none of the Assets are deemed by agreement or applicable law to be held by a partnership for federal tax purposes, and, to the extent any of the Assets are deemed by agreement or applicable law to be held by a partnership for federal tax purposes, any such partnerships shall have in effect an election under Section 754 of the Code that will apply with respect to such portion of the Assets being sold and purchased under this Agreement and that are deemed owned by such partnerships.

Section 4.7 Environmental Laws. Except as disclosed on Schedule 4.7, to Seller’s knowledge, Seller’s ownership and operation of the Assets is in compliance with all applicable Environmental Laws, except such failures to comply as, individually or in the aggregate, would not have a Material Adverse Effect. Except as disclosed on Schedule 4.7, and except for contamination that would not, individually or in the aggregate, have a Material Adverse Effect, to Seller’s knowledge there has been no contamination of groundwater, surface water, soil or seabed on the Properties resulting from hydrocarbon activities on such Properties which was required to be remediated under applicable Environmental Laws on or before the date of this Agreement for which the owner of the Assets would be liable but which has not been remediated. Notwithstanding anything to the contrary in this Section or elsewhere in this Agreement, Seller makes no, and disclaims any, representation or warranty, express or implied, with respect to the presence or absence of naturally occurring radioactive material (“NORM”), asbestos, mercury, drilling fluids and chemicals, and produced waters and hydrocarbons in or on the Properties or Equipment in quantities typical for oilfield operations in the areas in which the Properties and Equipment are located. For purposes of this Agreement, “Environmental Laws” means, as the same have been amended to the date hereof, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource

Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 1471 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; the Outer Continental Shelf Lands Act, 43 U.S.C. § 1331 et seq. and 43 U.S.C. § 1801 et seq.; the Coastal Zone Management Act, 33 U.S.C. § 1451 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j, in each case as amended to the date hereof, and all similar Laws as of the date hereof of any Governmental Authority having jurisdiction over the property in question addressing pollution or protection of the environment or biological or cultural resources and all regulations implementing the foregoing.

Section 4.8 Compliance with Laws. Except with respect to Environmental Laws, which are addressed in Section 4.7 and except as disclosed on Schedule 4.8, to Seller’s knowledge, Seller’s ownership and operation of the Assets is in compliance with all applicable Laws, except such failures to comply as would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.9 Contracts. Schedule 4.9 lists all Material Contracts. To Seller’s knowledge, neither Seller, nor to the knowledge of Seller, any other Person, is in default under any Material Contract except as disclosed on Schedule 4.9 and except such defaults as would not, individually or in the aggregate, have a Material Adverse Effect. To Seller’s knowledge, all Material Contracts are in full force and effect. Except as disclosed on Schedule 4.9, there are no Contracts with Affiliates of Seller that will be binding on the Assets after Closing. Except as disclosed on Schedule 4.9, there are no futures, options, swaps or other derivatives with respect to the sale of production that will be binding on the Assets after Closing. Except as disclosed on Schedule 4.9, as of the date identified on such Schedule, there were no contracts for the purchase, sale or exchange of oil, gas or other hydrocarbons produced from or attributable to the Properties that will be binding on Purchaser or the Assets after Closing that Purchaser will not be entitled to terminate at will (without penalty) on 90 days notice or less. No notice of default or breach has been received or delivered by Seller under any Material Contract, the resolution of which is currently outstanding, and there are no current notices received by Seller of the exercise of any premature termination, price redetermination, market-out or curtailment of any Material Contract.

Section 4.10 Payments for Production. Except as disclosed on Schedule 4.10 and subject to the covenant in Section 6.8, Seller is not obligated by virtue of a take or pay payment, advance payment or other similar payment (other than royalties, overriding royalties and similar arrangements established in the Leases or reflected on Exhibit A-1 or Exhibit A-2), to deliver oil or gas, or proceeds from the sale thereof, attributable to the Seller’s interest in the Properties at some future time without receiving payment therefor at or after the time of delivery.

Section 4.11 Production Imbalances. Except with respect to Properties set forth on Schedule 4.11, as of the dates set forth on such Schedule, there were no imbalances arising from overproduction or underproduction or overdeliveries arising at the platform, wellhead, pipeline, gathering system, transportation system, processing plant or other location, including, without limitation, any imbalances under gas balancing or similar agreements, platform imbalances under production handling agreements, or imbalances under processing agreements and imbalances under gathering or transportation agreements.

Section 4.12 Consents and Preferential Purchase Rights. As of the date hereof, there are no preferential rights to purchase or required third Person consents to assignment, which may be applicable to the sale of Assets by Seller as contemplated by this Agreement, except for consents and approvals of Governmental Authorities that are customarily obtained after Closing, those approvals described in Sections 6.6, and as set forth on Schedule 4.12. The period of time in which the holders of the preferential purchase rights set forth on Schedule 4.12 must exercise such rights are thirty (30) days or less, except with respect to South Timbalier 185.

Section 4.13 Liability for Brokers’ Fees. Purchaser shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Seller prior to Closing, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transaction contemplated hereby.

Section 4.14 Equipment and Personal Property.

(a) Except as set forth on Schedule 4.14(a), all currently producing Wells and Equipment are in an operable state of repair adequate to maintain normal operations in accordance with past practices, ordinary wear and tear excepted. Seller has all material easements, rights of way, licenses and authorizations, from Governmental Authorities necessary to access, construct, operate, maintain and repair the Equipment in the ordinary course of business as currently conducted by Seller and in material compliance with all Laws, except such failures as would not individually or in the aggregate have a Material Adverse Effect.

(b) Schedule 4.14(b) sets forth the Wells which are off production as a result of hurricane Katrina, Rita or Ivan.

(c) With respect to Equipment, hydrocarbon production and inventory, Seller’s title as of the date hereof is, and as of the Closing Date, shall be transferred to Purchaser, free and clear of liens and encumbrances other than Permitted Encumbrances.

Section 4.15 Non-Consent Operations. Seller has not elected not to participate in any operation or activity proposed with respect to the Assets which could result in any of Seller’s interest in any Assets becoming subject to a penalty or forfeiture as a result of such election not to participate in such operation or activity, except to the extent reflected in the Net Revenue Interest and Working Interest set forth in Exhibit A-2.

Section 4.16 Wells. To Seller’s knowledge, all Wells have been drilled and completed within the limits permitted by all applicable Leases, contracts, and pooling or unit agreements. To Seller’s knowledge, no Well is subject to penalties on allowables after the Effective Date because of any overproduction or any other violation of Laws. There are not any Wells, platforms or other Equipment located on the Assets that (i) Seller is currently obligated by any Laws or contract to currently plug, dismantle and/or abandon; or (ii) to Seller’s knowledge, have been plugged, dismantled or abandoned in a manner that does not comply in all material respects with Laws, for which the cost related to (i) or (ii) is not included in the liabilities identified in Schedule 4.2.

Section 4.17 Outstanding Capital Commitments. As of the date of this Agreement, there are no outstanding AFEs which are binding on Seller or the Assets and which Seller reasonably anticipates will individually require expenditures by the owner of the Assets after the Effective Date in excess of Two Million dollars ($2,000,000), other than those shown on Schedule 4.17.

Section 4.18 Insurance. Schedule 4.18 lists all the insurance policies maintained by the Seller with respect to the Assets.

Section 4.19 Absence of Certain Changes. Since December 31, 2006, and except as set forth on Schedule 4.19, (a) there has not been any reduction in the rate of production of oil, gas or condensate from the Properties which would constitute a Material Adverse Effect, (b) there has not been any reduction or write-down in the reserves estimated for the Properties (which reduction or write-down is not reflected in the Reserve Report) that would constitute a Material Adverse Effect, (c) there has not been any damage, destruction or loss with respect to the Assets that would constitute a Material Adverse Effect that is not addressed by the terms of Section 12.4, or (d) the Assets have not become subject to any obligation or liability that would be required to be reflected as an extraordinary item separately listed on an income statement for the E&P Business prepared in accordance with the Accounting Principles.

Section 4.20 Limitations.

(a) Except as and to the extent expressly set forth in Article 3, this Article 4 or in the certificate of Seller to be delivered pursuant to Section 8.2(f) or Seller’s special warranty of title in the Conveyances, (i) Seller makes no representations or warranties, express or implied, and (ii) Seller expressly disclaims all liability and responsibility for any representation, warranty, statement or information made or communicated (orally or in writing) to Purchaser or any of its Affiliates, employees, agents, consultants or representatives (including, without limitation, any opinion, information, projection or advice that may have been provided to Purchaser by any officer, director, employee, agent, consultant, representative or advisor of Seller or any of its Affiliates).

(b) EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE 3, THIS ARTICLE 4, IN THE CERTIFICATE OF SELLER TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 8.2(F) OR SELLER’S SPECIAL WARRANTY OF TITLE IN THE CONVEYANCES, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER (1) MAKES NO AND EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF PETROLEUM SUBSTANCES IN OR FROM THE ASSETS, (IV) THE EXISTENCE OF ANY PROSPECT, RECOMPLETION, INFILL OR STEP-OUT DRILLING OPPORTUNITIES, (V) ANY ESTIMATES OF THE VALUE

OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (VI) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE ASSETS, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS, OR IN PAYING QUANTITIES, OR ANY PRODUCTION OR DECLINE RATES, (VII) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (VIII) INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHT, OR (IX) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND (2) FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THE ASSETS ARE BEING TRANSFERRED “AS IS, WHERE IS,” WITH ALL FAULTS AND DEFECTS, AND THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE.

(c) Any representation “to the knowledge of Seller” or “to Seller’s knowledge” is limited to matters within the actual knowledge of the individuals identified on Schedule 4.20(c). Actual knowledge only includes information actually personally known by such individual.

(d) Inclusion of a matter on a schedule attached hereto with respect to a representation or warranty that addresses matters having a Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Material Adverse Effect. Schedules may include matters not required by the terms of the Agreement to be listed on the Schedule, which additional matters are disclosed for purposes of information only, and inclusion of any such matter does not mean that all such matters are included. As used herein, “Material Adverse Effect” means a material adverse effect on the ownership, operation or financial condition of the E&P Business taken as a whole; provided, however, that Material Adverse Effect shall not include material adverse effects resulting from general changes in oil and gas prices; general changes in industry, economic or political conditions, or markets; changes in condition or developments generally applicable to the oil and gas industry in any area or areas where the Assets are located; acts of God, including hurricanes and storms; acts or failures to act of Governmental Authorities (where not caused by the willful or negligent acts of Seller); civil unrest or similar disorder; terrorist acts; changes in Laws; effects or changes that are cured or no longer exist by the earlier of the Closing and the termination of this Agreement pursuant to Article 11; and changes resulting from the announcement of the transactions contemplated hereby or the performance of the covenants set forth in Article 6 hereof.

(e) A matter scheduled as an exception for any representation shall be deemed to be an exception to all representations for which it is relevant, except that the Contracts listed in Schedule 4.12 do not modify the Material Contracts listed in Schedule 4.9.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller the following:

Section 5.1 Existence and Qualification. Purchaser is a corporation organized, validly existing and in good standing under the laws of Delaware.

Section 5.2 Power. Purchaser has the corporate power to enter into and perform its obligations under this Agreement (and all documents required to be executed and delivered by Purchaser at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

Section 5.3 Authorization and Enforceability. The execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by Purchaser at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser (and all documents required to be executed and delivered by Purchaser at Closing will be duly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.4 No Conflicts. The execution, delivery and performance of this Agreement by Purchaser, and the consummation of the transactions contemplated by this Agreement, will not (i) violate any provision of the certificate of incorporation or bylaws (or other governing instruments) of Purchaser, (ii) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, or other financing instrument to which Purchaser is a party or by which it is bound, (iii) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest or (iv) violate any Law applicable to Purchaser, except any matters described in clauses (ii), (iii) or (iv) above which would not have a material adverse effect on Purchaser or its properties.

Section 5.5 Consents, Approvals or Waivers. The execution, delivery and performance of this Agreement by Purchaser will not be subject to any consent, approval or waiver from any Governmental Authority or other third Person except, as set forth on Schedule 5.5.

Section 5.6 Litigation. There are no actions, suits or proceedings pending, or to Purchaser’s knowledge, threatened in writing before any Governmental Authority or arbitrator against Purchaser or any Affiliate of Purchaser which are reasonably likely to impair or delay materially Purchaser’s ability to perform its obligations under this Agreement.

Section 5.7 Financing. Purchaser has, or Purchaser’s ultimate parent shall cause Purchaser to have, sufficient cash, available lines of credit or other sources of immediately available funds (in United States dollars) to enable it to pay the Closing Payment to Seller at the Closing.

Section 5.8 Investment Intent. Purchaser is acquiring the Assets for its own account and not with a view to their sale or distribution in violation of the Securities Act of 1933, as amended, the rules and regulations thereunder, any applicable state blue sky Laws, or any other applicable securities Laws.

Section 5.9 Independent Investigation. Purchaser is (or its advisors are) experienced and knowledgeable in the oil and gas business and aware of the risks of that business. Purchaser acknowledges and affirms that Purchaser has had full access to the extent it deems useful or necessary to all information and materials made available by Seller and its Affiliates and has had the opportunity to examine other information related to the Assets necessary for Purchaser to enter into this Agreement and, prior to Closing, it will make further independent investigations, inspections and evaluations of the Assets as it deems necessary or appropriate. Except for the representations and warranties expressly made by Seller in Articles 3 and 4 of this Agreement, or the Seller’s special warranty of title in the Conveyances, or in the certificate to be delivered to Purchaser pursuant to Section 8.2(f) of this Agreement, Purchaser acknowledges that there are no representations or warranties, express or implied, as to the financial condition, liabilities, operations, business or prospects relating to the Assets and that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon its own independent investigation, verification, analysis and evaluation.

Section 5.10 Liability for Brokers’ Fees. Seller shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Purchaser, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transaction contemplated hereby.

Section 5.11 Qualification. Purchaser is or as of the Closing will be qualified under applicable Laws to hold Leases, rights of way and other rights issued by the U.S. government on the U.S. Outer Continental Shelf, and by other Governmental Authorities, which are included in the Assets.

ARTICLE 6.

COVENANTS OF THE PARTIES

Section 6.1 Access. Upon execution of this Agreement, Seller will give Purchaser and its representatives access to the Assets and access to and the right to copy, at Purchaser’s expense, the Records in Seller’s possession, for the purpose of conducting a confirmatory review of the E&P Business, but only to the extent that Seller may do so without (i) violating applicable Laws, including the HSR Act, or (ii) violating any obligations to any third Person and to the extent that Seller has authority to grant such access without breaching any restriction binding on Seller. Seller shall use reasonable efforts to obtain permission for Purchaser to gain access to third-party operated Properties to inspect the condition of the same. Seller shall use reasonable efforts to arrange, at

Purchaser’s cost, for any transportation to and from any such Properties as is reasonably requested by Purchaser. Such access by Purchaser shall be limited to Seller’s normal business hours, and Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operation of the E&P Business or the business of Seller. Purchaser shall be entitled to conduct a Phase I environmental assessment and may conduct visual inspections, record reviews, and interviews relating to the Properties, including their condition and their compliance with the Environmental Laws (collectively, the “Phase I Investigation”), subject to the receipt of necessary permission as described above. Purchaser’s right of access shall not entitle Purchaser to operate Equipment or conduct intrusive testing or sampling. All information obtained by Purchaser and its representatives under this Section 6.1 shall be subject to the terms of that certain confidentiality agreement between Dominion Resources, Inc. and Purchaser dated February 7, 2007 (the “Confidentiality Agreement”) and any applicable privacy laws regarding personal information.

Section 6.2 Notification of Breaches. Until the Closing,

(a) Purchaser shall notify Seller promptly after Purchaser obtains actual knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect; and

(b) Seller shall notify Purchaser promptly after Seller obtains actual knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in a material respect.

If any of Purchaser’s or Seller’s representations or warranties is untrue or shall become untrue in any material respect between the date of execution of this Agreement and the Closing Date, or if any of Purchaser’s or Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but if such breach of representation, warranty, covenant or agreement shall be cured by the Closing (or, if the Closing does not occur, by the date set forth in Section 11.1), then such breach shall be considered not to have occurred for all purposes of this Agreement.

Section 6.3 Press Releases. Until the Closing, neither Seller nor Purchaser, nor any Affiliate of either of them, shall make any press release regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of the Purchaser (in the case of announcements by Seller or its Affiliates) or Seller (in the case of announcements by Purchaser or its Affiliates); provided, however, the foregoing shall not restrict disclosures by Purchaser or Seller or any of their Affiliates (i) to the extent that such disclosures are required by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or its Affiliates or (ii) to Governmental Authorities and third Persons holding preferential rights to purchase, rights of consent or other rights that may be applicable to the transactions contemplated by this

Agreement, as reasonably necessary to provide notices, seek waivers. amendments or terminations of such rights, or seek such consents. Seller and Purchaser shall each be liable for the compliance of its respective Affiliates with the terms of this Section.

Section 6.4 Operation of Business. Except as provided for in the 2007 business and budget plan document attached hereto as Schedule 6.4 (the “2007 Plan”), or as may be required in connection with Sections 6.8, 6.9, 6.10 and 6.11, until the Closing Seller shall operate its business with respect to the Assets in the ordinary course, and, without limiting the generality of the preceding, shall:

(a) not transfer, sell, hypothecate, encumber or otherwise dispose of any of the Assets, except for (A) sales and dispositions of oil and gas in the ordinary course of business, (B) sales and dispositions of equipment and materials that are surplus, obsolete or replaced and (C) other sales and dispositions individually not exceeding Five Million dollars ($5,000,000);

(b) where it operates Leases or Units, produce oil, gas and/or other hydrocarbons from those Leases or Units consistent in the aggregate with the 2007 Plan, utilizing prudent oilfield practices as if Seller were going to continue to own the E&P Business after the Closing Date and without regard to the existence of this Agreement, subject to the terms of the applicable Leases and Contracts, applicable Laws and requirements of Governmental Authorities and interruptions resulting from force majeure, mechanical breakdown and planned maintenance;

(c) not terminate, materially amend, execute or extend any contracts reasonably expected to generate gross revenues per year for the owner of the Assets or to require expenditures per year chargeable to the owner of the Assets in excess of Ten Million dollars ($10,000,0000), other than the execution or extension of a contract for the sale or exchange of oil, gas and/or other hydrocarbons terminable on ninety (90) days or shorter notice;

(d) maintain insurance coverage on the Assets in the amounts and of the types currently in force;

(e) use commercially reasonable efforts to maintain in full force and effect all Leases, that are capable of producing in paying quantities;

(f) maintain all material governmental permits and approvals affecting the Assets; and

(g) not settle, compromise or otherwise enter into any binding agreement with the U. S. Minerals Management Service as it relates to any claims attributable to or arising out of royalty payments (or failure to make royalty payments) under leases issued by the U.S. Minerals Management Service in 1998 or 1999 without price thresholds under the Deepwater Royalty Relief Act.

Requests for approval of any action restricted by this Section 6.4 shall be delivered to either of the following individuals, each of whom shall have full authority to grant or deny such requests for approval on behalf of Purchaser:

Nicola Salmaso
Eni Petroleum Co. Inc.
1201 Louisiana, Suite 3500
Houston, Texas 77002
Phone:	713-393-6341
Fax:	713-393-6206
Cell:	713-478-1326
email:	nicola.salmaso@enipetroleum.com

Purchaser’s approval of any action restricted by this Section 6.4 shall not be unreasonably withheld or delayed and shall be considered granted within ten (10) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s notice) of Seller’s notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary during that period. Notwithstanding the foregoing provisions of this Section 6.4, in the event of an emergency, Seller may take such action as reasonably necessary and shall notify Purchaser of such action promptly thereafter.

Section 6.5 Indemnity Regarding Access. Purchaser agrees to indemnify, defend and hold harmless Seller, its Affiliates, the other owners of interests in the Properties, and all such Persons’ directors, officers, employees, agents and representatives from and against any and all claims, liabilities, losses, costs and expenses (including court costs and reasonable attorneys’ fees), including claims, liabilities, losses, costs and expenses attributable to personal injury, death, or property damage, arising out of or relating to access to the Assets prior to the Closing by Purchaser, its Affiliates, or its or their directors, officers, employees, agents or representatives, even if caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any indemnified Person.

Section 6.6 Governmental Reviews.

(a) Seller and Purchaser shall each in a timely manner make (or cause its applicable Affiliate to make) (i) all required filings, including filings required under the HSR Act, and prepare applications to and conduct negotiations with, each Governmental Authority as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby and (ii) provide such information as the other may reasonably request in order to make such filings, prepare such applications and conduct such negotiations. Each Party shall cooperate with and use all reasonable efforts to assist the other with respect to such filings, applications and negotiations. Purchaser shall bear the cost of all filing or application fees payable to any Governmental Authority with respect to the transactions contemplated by this Agreement, regardless of whether Purchaser, Seller or any Affiliate of any of them is required to make the payment.

(b) Without limiting the generality of the preceding, prior to Closing, Purchaser shall take all such actions as are required to qualify to hold Leases on the U.S. Outer Continental Shelf and other government Leases, rights-of-way and other rights included in the Assets and to meet any other requirements to receive and hold such Assets. Promptly after Closing, Purchaser and Seller shall make all required filings with the U.S. Minerals Management Service and other Governmental Authorities to properly assign and transfer government leases, operating rights and right of ways and any other related Assets. Purchaser shall make all other required filings with any Governmental Authorities after Closing with respect to the transactions contemplated by this Agreement, including filing all required operator registration and change in operator, designation of operator and designation of applicant forms, and shall send all statutorily required notices with respect to Properties presently operated by Seller. Purchaser shall also arrange for all bonds, letters of credit and guarantees required with respect to the ownership or operation of the Assets to be posted on or before Closing, as described in Section 13.5.

Section 6.7 Operatorship. Within fifteen (15) days after execution of this Agreement, Seller shall send notices to all co-owners of the Properties that it currently operates nominating and recommending Purchaser’s Affiliate, Eni US Operating Co. Inc., as successor operator following the Closing. Seller makes no representation or warranty as to Purchaser’s ability to succeed to operatorship of these Properties.

Section 6.8 Volumetric Production Payments. Prior to the Effective Date, the volumetric production payment contracts identified on Schedule 4.10 shall be purchased by Seller or its Affiliates. Seller shall take all actions required to cause the existing volumetric production payments burdening the Properties to be terminated, including the filing of terminations or re-conveyances in the real property records of any county and parish adjacent to the volumetric production payment properties.

Section 6.9 Hedges. At or prior to Closing, Seller and its Affiliates shall eliminate all futures, options, swaps and other derivatives, except the Transferred Derivatives, with respect to the sale of production from the Assets that are currently binding on the Assets.

Section 6.10 Vehicles and Equipment. At or prior to Closing, Seller or Affiliates of Seller will exercise available options under applicable lease agreements to terminate such agreements and to purchase certain vehicles, computers, and software leased thereunder for use in the operation of the E&P Business, expending up to the amount specified in Section 2.3(d), which vehicles, computers and software shall then be included in the Assets at Closing. At Closing, Purchaser shall reimburse Seller for such purchase costs and any other costs or expenses related thereto (the “Computer/Vehicle Buy-Out Costs”), as an adjustment to the Unadjusted Purchase Price in accordance with Section 2.3(d).

Section 6.11 Seismic Licenses. Until the Cut-Off Date, Seller and Purchaser shall use commercially reasonable efforts to obtain replacement licenses in the name of Purchaser, or approval for transfer of the existing licenses, for seismic data relating solely to the Assets which Seller holds under license and the transfer of which is prohibited or subjected to payment of a fee or other consideration in connection with the transactions contemplated by this Agreement. All costs of such replacement licenses or license transfers shall be borne one-half by Seller and one-half by Purchaser, provided that in no event shall Seller be obligated to (i) make any payment except in accordance with the Post-Closing Purchase Price adjustment procedures set forth in Section 8.4, and (ii) pay more than Twenty-five Million dollars ($25,000,000) pursuant to this Section 6.11. Purchaser and Seller shall reasonably cooperate with each other in this effort, including furnishing personnel of Purchaser to manage the contracts and negotiations with third party vendors following Closing, if so requested by Seller.

Section 6.12 Further Assurances. After Closing, Seller and Purchaser each agrees to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

Section 6.13 Building Lease. Seller will make reasonable efforts to obtain assurances from the lessor of 1250 Poydras that upon Seller’s assignment of the leases to Purchaser, Purchaser shall be entitled to all of the same rights as Seller under the original lease; provided Seller shall not be required to pay money to such lessor or provide any other compensation or concession to such lessor in order to obtain such assurances.

Section 6.14 Transition Services Agreement. Prior to Closing, Seller and Purchaser each agrees to cooperate in good faith to design and implement a mutually agreeable transition plan with respect to the services listed on the schedules to the DEPI/Offshore Transition Services Agreement.

ARTICLE 7.

CONDITIONS TO CLOSING

Section 7.1 Conditions of Seller to Closing. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject, at the option of Seller, to the satisfaction on or prior to Closing of each of the following conditions:

(a) Representations. The representations and warranties of Purchaser set forth in Article 5 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(b) Performance. Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c) No Action. On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting substantial damages in connection therewith, shall have been issued and remain in force, and no suit, action, or other proceeding (excluding any such matter initiated by Seller or any of its Affiliates) shall be pending before any Governmental Authority or body of competent jurisdiction seeking to enjoin or restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement or recover substantial damages from Seller or any Affiliate of Seller resulting therefrom; and

(d) Governmental Consents. All material consents and approvals of any Governmental Authority required for the transfer of the Assets from Seller to Purchaser as contemplated under this Agreement, except consents and approvals of assignments by Governmental Authorities that are customarily obtained after closing, shall have been granted, or the necessary waiting period shall have expired, or early termination of the waiting period shall have been granted.

Section 7.2 Conditions of Purchaser to Closing. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject, at the option of Purchaser, to the satisfaction on or prior to Closing of each of the following conditions:

(a) Representations. The representations and warranties of Seller set forth in Article 4 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not have a Material Adverse Effect (except to the extent such representation or warranty is qualified by its terms by materiality or Material Adverse Effect, such qualification in its terms shall be inapplicable for purposes of this Section);

(b) Performance. Seller shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date except, in the case of breaches of Sections 6.4 and 6.7, for such breaches, if any, as would not have a Material Adverse Effect (except to the extent such covenant or agreement is qualified by its terms by materiality or Material Adverse Effect, such qualification in its terms shall be inapplicable for purposes of this Section);

(c) No Action. On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting substantial damages in connection therewith, shall have been issued and remain in force, and no suit, action, or other proceeding (excluding any such matter initiated by Purchaser or any of its Affiliates) shall be pending before any Governmental Authority or body of competent jurisdiction seeking to enjoin or restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement or recover substantial damages from Purchaser or any Affiliate of Purchaser resulting therefrom;

(d) Governmental Consents. All material consents and approvals of any Governmental Authority required for the transfer of the Assets from Seller to Purchaser as contemplated under this Agreement, except consents and approvals of assignments by Governmental Authorities that are customarily obtained after closing, shall have been granted or the necessary waiting period shall have expired, or early termination of the waiting period shall have been granted; and

(e) Preferential Purchase Rights. At least thirty (30) days shall have passed from the date upon which notice was delivered to or deemed received by, pursuant to the applicable agreement, the holders of the preferential purchase rights identified in Schedule 4.12 notifying such holders that the time period for the exercise of such rights had begun.

ARTICLE 8.

CLOSING

Section 8.1 Time and Place of Closing. The consummation of the purchase and sale of the Assets contemplated by this Agreement (the “Closing”) shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of Baker Botts L.L.P. located at 910 Louisiana St., Houston, Texas, at 10:00 a.m., local time, on July 2, 2007 (the “Target Closing Date”), or if all conditions in Article 7 to be satisfied prior to Closing have not yet been satisfied or waived, as soon thereafter as such conditions have been satisfied or waived, subject to the provisions of Article 11. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 8.2 Obligations of Seller at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 8.3, Seller shall deliver or cause to be delivered to Purchaser (or its wholly-owned Affiliate that (i) has been designated in writing to Seller at least ten (10) days prior to Closing and (ii) that satisfies the requirements of Section 5.11), among other things, the following:

(a) Conveyances of the Assets in the form attached hereto as Exhibit B (the “Conveyances”), duly executed by Seller, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(b) Assignments in form required by federal, state or tribal agencies for the assignment of any federal, state or tribal Properties, duly executed by Seller, in sufficient duplicate originals to allow recording in all appropriate offices;

(c) Executed certificates described in Treasury Regulation § 1.1445-2(b)(2) certifying that Seller is not a foreign person within the meaning of the Code;

(d) Letters-in-lieu of transfer orders with respect to the Properties duly executed by DEPI or Reserves, as applicable;

(e) Titles to the vehicles acquired pursuant to Section 6.10;

(f) A certificate duly executed by an authorized corporate officer of Seller, dated as of the Closing, certifying on behalf of Seller that the conditions set forth in Sections 7.2(a) and 7.2(b) have been fulfilled;

(g) A certificate duly executed by the secretary or any assistant secretary of Seller, dated as of the Closing, (i) attaching and certifying on behalf of Seller complete and correct copies of (A) the certificate of incorporation and the bylaws of Seller, each as in effect as of the Closing, (B) the resolutions of the Board of Directors of Seller authorizing the execution, delivery, and performance by Seller of this Agreement and the transactions contemplated hereby, and (C) any required approval by the stockholders of Seller of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of Seller the incumbency of each officer of Seller executing this Agreement or any document delivered in connection with the Closing;

(h) Where notices of approval are received by Seller pursuant to a filing or application under Section 6.6, copies of those notices of approval;

(i) Counterparts of a transition services agreement between Seller and Purchaser in the form attached hereto as Exhibit C (“DEPI/Offshore Transition Services Agreement”), duly executed by Seller; and

(j) All other documents and instruments reasonably required from Seller to transfer the Assets to Purchaser.

Section 8.3 Obligations of Purchaser at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Seller of its obligations pursuant to Section 8.2, Purchaser shall deliver or cause to be delivered to Seller, among other things, the following:

(a) A wire transfer of the Closing Payment in same-day funds;

(b) Conveyances, duly executed by Purchaser, in sufficient duplicate originals to allow recording on all appropriate jurisdictions and offices;

(c) Assignments in form required by federal, state or tribal agencies for the assignment of any federal, state or tribal Properties, duly executed by Purchaser, in sufficient duplicate originals to allow recording in all appropriate offices;

(d) A certificate by an authorized corporate officer of Purchaser, dated as of the Closing, certifying on behalf of Purchaser that the conditions set forth in Sections 7.1(a) and 7.1(b) have been fulfilled;

(e) A certificate duly executed by the secretary or any assistant secretary of Purchaser, dated as of the Closing, (i) attaching and certifying on behalf of Purchaser complete and correct copies of (A) the certificate of incorporation and the bylaws of Purchaser, each as in effect as of the Closing, (B) the resolutions of the Board of Directors of Purchaser authorizing the execution, delivery, and performance by Purchaser of this Agreement and the transactions contemplated hereby, and (C) any required approval by the stockholders of Purchaser of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of Purchaser the incumbency of each officer of Purchaser executing this Agreement or any document delivered in connection with the Closing;

(f) Where notices of approval are received by Purchaser pursuant to a filing or application under Section 6.6, copies of those notices of approval;

(g) Evidence of replacement bonds, guarantees, and letters of credit, pursuant to Section 13.5; and

(h) Counterparts of the DEPI/Offshore Transition Services Agreement, duly executed by Purchaser.

Section 8.4 Closing Payment and Post-Closing Purchase Price Adjustments.

(a) Not later than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser, using and based upon the best information available to Seller, a preliminary settlement statement estimating the Purchase Price for the Assets after giving effect to all adjustments set forth in Section 2.3. The estimate delivered in accordance with this Section 8.4(a) shall constitute the dollar amount to be payable by Purchaser to Seller at the Closing (the “Closing Payment”).

(b) As soon as reasonably practicable after the Closing but not later than the later of (i) the one hundred and twentieth (120th) day following the Closing Date and (ii) the date on which the parties or the Title Arbitrator, as applicable, finally determines all Title Defect Amounts and Title Benefit Amounts under Section 3.5(i), Seller shall prepare and deliver to Purchaser a draft statement setting forth the final calculation of the Purchase Price and showing the calculation of each adjustment under Section 2.3, based on the most recent actual figures for each adjustment. Seller shall at Purchaser’s request make reasonable documentation available to support the final figures. As soon as reasonably practicable but not later than the sixtieth (60th) day following receipt of Seller’s statement hereunder, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes be made in such statement. Seller may deliver a written report to Purchaser during this same period reflecting any changes that Seller proposes to be made in such statement as a result of additional information received after the statement was prepared. The Parties shall undertake to agree on the final statement of the Purchase Price no later than ninety (90) days after delivery of Seller’s statement. In the event that the Parties cannot reach agreement within such period of time, any Party may refer the items of adjustment which are in dispute to a nationally-recognized independent accounting firm or consulting firm mutually acceptable to both Purchaser and Seller (the “Accounting Arbitrator”), for review and final determination by arbitration. The Accounting Arbitrator shall conduct the arbitration proceedings in Houston, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. The Accounting Arbitrator’s determination shall be made within forty-five (45) days after submission of the matters in dispute and shall be final and binding on all Parties, without right of appeal. In determining the proper amount of any adjustment to the Purchase Price, the Accounting Arbitrator shall be bound by the terms of Section 2.3 and may not increase the Purchase Price more than the increase proposed by Seller nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable. The Accounting Arbitrator shall act as an expert for the limited purpose of determining the specific disputed aspects of Purchase Price adjustments submitted by any Party and may not award damages, interest (except as expressly provided for in this Section) or penalties to any Party with respect to any matter. Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case. Seller shall bear one-half and Purchaser shall bear one-half of the costs and expenses of the Accounting Arbitrator. Within ten (10) days after the earlier of (i) the expiration of Purchaser’s sixty (60) day review period without delivery of any written report or (ii) the date on which the Parties or the Accounting Arbitrator finally determine the Purchase Price, (x) Purchaser shall pay to Seller the amount by which the Purchase Price exceeds the Closing Payment or (y) Seller shall pay to Purchaser the amount by which the Closing Payment exceeds the Purchase Price, as applicable. Any post-Closing payment pursuant to this Section 8.4 shall bear interest from the Closing Date to the date of payment at the Agreed Rate.

(c) Purchaser shall assist Seller in preparation of the final statement of the Purchase Price under Section 8.4(b) by furnishing invoices, receipts, reasonable access to personnel and such other assistance as may be requested by Seller to facilitate such process post-Closing.

(d) All payments made or to be made under this Agreement to Seller shall be made by electronic transfer of immediately available funds to Consolidated Natural Gas Company, acting as representative of Seller, at the account set forth on Schedule 8.4(d), for the credit of Seller, or to such other bank and account as may be specified by Seller in writing. All payments made or to be made hereunder to Purchaser shall be by electronic transfer or immediately available funds to a bank and account set forth on Schedule 8.4(d), for the credit of Purchaser, or to such other bank and account as may be specified by Purchaser in writing.

ARTICLE 9.

TAX MATTERS

Section 9.1 Liability for Taxes.

(a) Taxes with Respect to Assets. Seller shall be responsible for filing any Tax Return (as defined in Section 4.6(a)) with respect to Taxes attributable to the Assets for a taxable period ending on or prior to the Closing Date, and, except with respect to Seller’s income Tax Returns, Purchaser shall be responsible for filing any other Tax Return with respect to the Assets. Subject to Section 9.1(c) and (d), from and after Closing, Seller shall be liable for, and shall indemnify and hold harmless Purchaser from and against, all Taxes with respect to the Assets attributable to any taxable period ending on or prior to the Closing Date, including income Taxes arising as a result of Seller’s gain on the sale of the Assets as contemplated by this Agreement. From and after Closing, Purchaser shall be liable for, and shall indemnify and hold harmless Seller and its Affiliates from and against, all such Taxes attributable to any taxable period beginning after the Closing Date and shall reimburse Seller or its Affiliates for any such money paid by Seller or its Affiliates with respect to such Taxes no later than seven (7) calendar days after the Purchaser’s receipt of notice from Seller of Purchaser’s liability therefor. If a taxable period includes the Closing Date, any Taxes with respect to the Assets allocable to any taxable period beginning on or prior to the Closing Date and ending after the Closing Date which is allocable to the portion of such period occurring on or prior to the Closing Date (the “Pre-Closing Period”) and determined as described in Section 9.1(b) shall be the liability of Seller and any other Taxes with respect to the Assets shall be the liability of Purchaser.

(b) Straddle Period Taxes. Whenever it is necessary for purposes of this Agreement to determine the portion of any Taxes with respect to any Asset for a taxable period beginning on or prior to and ending after the Closing Date which is allocable to the Pre-Closing Period or any taxable period beginning on or prior to the Closing Date and ending after the Closing Date which is allocable to the portion of such period occurring after the Closing Date (the “Post-Closing Period”), the determination shall be made as follows: any Taxes allocable to the Pre-Closing Period that are based on or related to income, gains or receipts will be computed (by an interim closing of the books) as if such taxable period ended as of the Closing Date and any other Pre-Closing Period Taxes (except production Taxes and other Taxes measured by units of production, and severance Taxes) will be prorated based upon the number of days in the applicable period falling on or before, or after, the Closing Date. To the extent necessary, Seller shall estimate Taxes based on the Seller’s liability for Taxes with respect to the same or similar items of income, gain, loss, deduction and credit or other items (collectively “Tax Items”) in the immediately preceding year. Notwithstanding anything to the contrary herein, any ad valorem or property Taxes paid or payable with respect to the Assets shall be allocated to the taxable period applicable to the ownership of the Assets regardless of when such Taxes are assessed.

(c) Period After Effective Date. Notwithstanding anything to the contrary in this Agreement, in the event Closing occurs after the Effective Date, from and after Closing, Purchaser shall be liable for, and shall indemnify and hold harmless Seller and its Affiliates from and against, any Taxes (including Taxes attributable to the Pre-Closing Period, but excluding production Taxes and other Taxes measured by units of production, and severance Taxes) that are allocable to the period from but excluding the Effective Date to and including the Closing Date, and shall reimburse Seller or its Affiliate for any such amount paid by it no later than 7 calendar days after the Purchaser’s receipt of notice from Seller of Purchaser’s liability therefor; provided, however, that Purchaser shall not be obligated under this Section 9.1(c) for any Taxes attributable to Seller’s gain on the sale of Assets as contemplated by this Agreement. The amount of Taxes allocable to the time period described in the previous sentence will be determined in a manner similar to and consistent with the determination of Pre-Closing Period Taxes under Section 9.1(b).

(d) Production Taxes. Notwithstanding anything to the contrary in this Agreement, production Taxes and other Taxes measured by units of production, and severance Taxes, shall not be subject to Section 9.1 and responsibility therefor and payment thereof shall be exclusively addressed by Sections 1.3(xv), 2.3, 2.4 and 8.4.

Section 9.2 Contest Provisions.

(a) Each of Purchaser, on the one hand, and Seller, on the other hand (the “Tax Indemnified Person”), shall notify the chief tax officer (or other appropriate person) of Seller or Purchaser, as the case may be (the “Tax Indemnifying Person”), in writing within ten (10) days of receipt by the Tax Indemnified Person of written notice of any pending or threatened audits, adjustments, claims, examinations, assessments or other proceedings (a “Tax Audit”) which are likely to affect the liability for Taxes of such other party. If the Tax Indemnified Person fails to give such timely notice to the other party, it shall not be entitled to indemnification for any Taxes arising in connection with such Tax Audit if such failure to give notice materially adversely affects the other party’s right to participate in the Tax Audit.

(b) If such Tax Audit relates to any taxable period, or portion thereof, ending on or before the Closing Date or for any Taxes for which only Seller would be liable to indemnify Purchaser under this Agreement, Seller shall have the option, at its expense, to control the defense and settlement of such Tax Audit. If such Tax Audit relates to any taxable period, or portion thereof, beginning after the Closing Date or for any Taxes for which only Purchaser would be liable under this Agreement, Purchaser shall, at its expense, control the defense and settlement of such Tax Audit to the extent that such Tax Audit relates to Tax Items for which Purchaser is liable to indemnify Seller under Section 9.1.

(c) If such Tax Audit relates to Taxes for which both Seller and Purchaser could be liable under this Agreement, to the extent practicable, such Tax Items will be distinguished and each Party will have the option to control the defense and settlement of those Taxes for which it is so liable. If such Tax Audit relates to a taxable period, or portion thereof, beginning on or before and ending after the Closing Date and any Tax Item cannot be identified as being a liability of only one party or cannot be separated from a Tax Item for which the other party is liable, Seller, at its expense, shall have the option to control the defense and settlement of the

Tax Audit, provided that such party defends the items as reported on the relevant Tax Return and provided further that no such matter shall be settled without the written consent of both parties, not to be unreasonably withheld.

(d) Any party whose liability for Taxes may be affected by a Tax Audit shall be entitled to participate at its expense in such defense and to employ counsel of its choice at its expense and shall have the right to consent to any settlement of such Tax Audit (not to be unreasonably withheld) to the extent that such settlement would have an adverse effect with respect to a period for which that party is liable for Taxes, under this Agreement or otherwise.

Section 9.3 Post-Closing Actions Which Affect Seller’s Tax Liability.

(a) Purchaser shall not and shall not permit its Affiliates to take any action on or after the Closing Date which could increase Seller’s liability for Taxes (including any liability of Seller to indemnify Purchaser for Taxes under this Agreement).

(b) Except to the extent required by applicable Laws, Purchaser shall not and shall not permit its Affiliates to amend any Tax Return with respect to a taxable period for which Seller may be liable to indemnify Purchaser for Taxes under Section 9.1.

Section 9.4 Refunds. Purchaser agrees to pay to Seller any refund received (whether by payment, credit, offset or otherwise, and together with any interest thereon) after the Closing by Purchaser or its Affiliates in respect of any Taxes for which Seller is liable or required to indemnify Purchaser under Section 9.1. Purchaser shall cooperate with Seller and Seller’s Affiliates in order to take all necessary steps to claim any such refund. Any such refund received by Purchaser or its Affiliates shall be paid to Seller within thirty (30) days after such refund is received. Purchaser agrees to notify Seller within ten (10) days following the discovery of a right to claim any such refund and upon receipt of any such refund. Purchaser agrees to claim any such refund as soon as possible after the discovery of a right to claim a refund and to furnish to Seller all information, records and assistance necessary to verify the amount of the refund or overpayment.

Section 9.5 Access to Information.

(a) From and after Closing, Seller shall grant to Purchaser (or its designees) access at all reasonable times to all of the information, books and records relating to the Assets within the possession of Seller (including without limitation work papers and correspondence with taxing authorities, but excluding work product of and attorney-client communications with any of Seller’s legal counsel and personnel files), and shall afford Purchaser (or its designees) the right (at Purchaser’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Purchaser (or its designees) to prepare Tax Returns, to conduct negotiations with Tax authorities, and to implement the provisions of, or to investigate or defend any claims between the Parties arising under, this Agreement.

(b) From and after Closing, Purchaser shall grant to Seller (or Seller’s designees) access at all reasonable times to all of the information, books and records relating to the Assets within the possession of Purchaser (including without limitation work papers and correspondence with taxing authorities, but excluding work product of and attorney-client communications with any of

Purchaser’s legal counsel and personnel files), and shall afford Seller (or Seller’s designees) the right (at Seller’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Seller (or Seller’s designees) to prepare Tax Returns, to conduct negotiations with Tax authorities, and to implement the provisions of, or to investigate or defend any claims between the Parties arising under, this Agreement.

(c) Each of the Parties hereto will preserve and retain all schedules, work papers and other documents relating to any Tax Returns of or with respect to Taxes relating to the Assets or to any claims, audits or other proceedings affecting the Assets until the expiration of the statute of limitations (including extensions) applicable to the taxable period to which such documents relate or until the final determination of any controversy with respect to such taxable period, and until the final determination of any payments that may be required with respect to such taxable period under this Agreement.

(d) At Seller’s request, Purchaser shall provide reasonable access to Purchaser’s and its Affiliates’ personnel who have knowledge of the information described in this Section 9.5.

Section 9.6 Conflict. In the event of a conflict between the provisions of this Article 9 and any other provision of this Agreement, except Section 13.3 hereof, this Article 9 shall control.

ARTICLE 10.

EMPLOYMENT MATTERS

Section 10.1 Employees. “Company Offshore Employees” shall mean all those individuals other than Executives or Managing Directors (i) who, as of the Closing Date are (x) employed by Seller who are rendering services primarily with respect to the Assets or (y) employed by Dominion Resources Services, Inc. but who are rendering services primarily with respect to the Assets or (z) individuals who, as of the Closing Date, are employed pursuant to the college recruiting program of the Seller or its Affiliates with respect to the Assets, (ii) who are not U.S. Temporary Employees, and (iii) who accept an offer of employment or continued employment with Purchaser or its Affiliates. Seller shall provide Purchaser and its Affiliates not later than thirty (30) days after the execution of this Agreement a list of Company Offshore Employees to whom Purchaser and its Affiliates must offer employment or continued employment in accordance with Section 10.2. In no event shall the number of employees on the list exceed two hundred eighty-five (285) unless Purchaser approves a higher number. From the date hereof through a date eighteen (18) months from the Closing Date, neither Purchaser nor any of its Affiliates will, directly or indirectly, solicit or offer employment to any other employee of Seller or its Affiliates without the prior written consent of Seller. Individuals who are otherwise Company Offshore Employees but who on the Closing Date are not actively at work due to a leave of absence covered by the Family and Medical Leave Act of 1993, or due to any other authorized leave of absence, shall nevertheless be treated as Company Offshore Employees; provided, however, that an individual shall not be considered a Company Offshore Employee if such individual as of the Closing Date is receiving benefits under the Dominion Resources, Inc. Long-Term Disability Plan.

Section 10.2 Continued Employment.

(a) Purchaser and its Affiliates agree to employ or continue the employment of Company Offshore Employees. Purchaser and its Affiliates shall cause the Purchaser or its Affiliate who is the employer of such employees to employ or continue the employment of such employees for a period of at least twelve (12) months following the Closing Date (i) at levels of total compensation (base pay and payroll practices) and benefits, including the amounts provided under Section 10.11, that are comparable, in the aggregate, to the compensation (base pay and payroll practices) and benefits (as noted under the Plans and Programs on Schedule 4.4(b)(i)) in effect as of the Closing Date and (ii) at a work location no more than 50 miles from the individual’s work location as of the Closing Date. In determining comparability for the 12 month period following the Closing, in no event will the base pay and annual incentive bonus opportunity for each such employee be less than his or her base pay and annual incentive bonus opportunity with Seller as of the Closing Date. In determining comparability, any long term incentive opportunity, retention plans or retention programs, Six Sigma and Spot Cash Programs listed on Part II of Schedule 4.4(b)(i), Equity-Based Programs listed on Part III of Schedule 4.4(b)(i) and amounts paid or payable from the Success Pool listed on Part V of Schedule 4.4(b)(i) shall be excluded.

(b) Purchaser and its Affiliates may offer to employ or continue the employment of any Executive; provided, however, that any offer to an Executive must include the terms and conditions specified on Schedule 10.2(d). Purchaser and its Affiliates may offer to employ or continue the employment of any Managing Director; provided, however, that any offer to a Managing Director must include the terms and conditions specified on Schedule 10.2(c)(ii).

(c) If the employment of any Company Offshore Employee is terminated, other than for cause under the severance plan on Schedule 10.2(c)(i) or resigns by reason of the relocation, without his or her consent, of his or her work location more than 50 miles from the individual’s work location as of the Closing Date within twelve (12) months of the Closing Date, Purchaser and its Affiliates shall provide, or cause to be provided, the terminated Company Offshore Employee with whichever of the following results in the greater value to such Company Offshore Employee: (i) salary continuation and health benefits until the end of the twelve (12) month period following the Closing Date, or (ii) severance benefits which are comparable, in the aggregate, to the severance benefits set out on Schedule 10.2(c)(i) and which, with respect to salary continuation, health benefits, outplacement services and annual incentive plan payment are no less than the benefits set out on Schedule 10.2(c)(i).

(d) If a Company Offshore Employee receives compensation and benefits under DEPI’s Special Severance Program but is subsequently employed by Purchaser or its Affiliates within twelve (12) months of the Closing Date, then Purchaser or its Affiliates shall pay promptly to Seller an amount equal to the compensation and benefits paid by Seller and its Affiliates to such employee under DEPI’s Special Severance Program in connection with the termination of such employee’s employment with Seller and its Affiliates. Purchaser, however, will have no obligation to repay Seller for any amount of compensation and benefits paid by Seller and its

Affiliates to Company Offshore Employees to whom Purchaser makes a Qualifying Offer, including employees who retire before the Closing Date. If an Executive or Managing Director is employed by Purchaser or its Affiliates within twenty four (24) months of the Closing Date, then Purchaser or its Affiliates shall pay promptly to Seller an amount equal to the aggregate of the cash severance and other severance related compensation and benefits provided to such Executive or Managing Director by Seller and its Affiliates, if any, in connection with the termination of such Executive’s or Managing Director’s employment with Seller and its Affiliates.

Section 10.3 Plan Participation. Effective as of the day after the Closing Date, all Company Offshore Employees shall cease to accrue additional benefits for any periods after the Closing Date, Company Offshore Employees shall be entitled to such benefits, if any, from Employee Plans sponsored by Seller or any of their ERISA Affiliates for Company Offshore Employees (“Company’s U.S. Benefit Plans”) provided to similarly situated employees employed by an entity ceasing to be an ERISA Affiliate of Seller (including continued benefits under flexible spending arrangements if applicable continuation coverage is elected) and Seller shall, if applicable, provide all Company Offshore Employees with appropriate notice of such cessation of participation and accruals in accordance with Section 204(h) of ERISA and Code Section 4980F (and the related regulations), at least forty-five (45) days in advance of the Closing Date. Except as is set forth in this Section 10.3, Section 10.2(c), Section 10.2(d), Section 10.4, Section 10.6 and Section 10.9, after the Closing Date, Purchaser and its Affiliates shall have no liability with respect to any Company U.S. Benefit Plan.

Section 10.4 Participation in Purchaser Plans. As of the day after the Closing Date, all Company Offshore Employees shall, if applicable, be eligible to participate in and, if elected, shall commence participation in the employee benefit plans (within the meaning of Section 3(3) of ERISA), programs, policies, contracts, fringe benefits, or arrangements (whether written or unwritten) of Purchaser or its Affiliates covering similarly situated employees primarily engaged with respect to operations in the U.S. (collectively, “Purchaser U.S. Employee Plans”). Purchaser and its Affiliates shall, to the extent permissible under any Purchaser U.S. Employee Plan (provided that Purchaser and its Affiliates shall use reasonable efforts to remove any restrictions including restrictions in any insurance policy), waive all limitations as to pre-existing condition exclusions and waiting periods with respect to such Company Offshore Employees and their spouses and dependents, if applicable, under the Purchaser U.S. Employee Plans other than, but only to the extent of, limitations or waiting periods that were in effect with respect to such employees under the Company’s U.S. Benefit Plans that have not been satisfied as of the Closing Date. Purchaser and its Affiliates shall, to the extent permissible under any Purchaser U.S. Employee Plan (provided that Purchaser and its Affiliates shall use reasonable efforts to remove any restrictions under any Purchaser U.S. Employee Plan or related insurance policy), provide each such Company Offshore Employee with credit for any year-to-date co-payments and deductibles paid as of the Closing Date in satisfying any deductible or out-of-pocket requirements under the Purchaser U.S. Employee Plans. Purchaser and its Affiliates shall accept or cause to be accepted transfers from Seller’s health care spending account plan and dependent care flexible spending account plan included in the Company’s U.S. Benefit Plans of each such Company Offshore Employee’s unused account balance as of the day after the Closing Date and credit such employee with such amounts under the applicable Purchaser U.S. Employee Plans.

In the event the plan years under the Purchaser U.S. Employee Plans and Company’s U.S. Benefit Plans do not end on the same date, such credits and transfers set forth in the preceding sentence shall be applied under the Purchaser U.S. Employee Plans for the plan year which includes the Closing Date; provided, however, that if there are less than six (6) months remaining in the plan year which includes the Closing Date, such credits and transfers shall be applied to the plan year which begins next following the Closing Date.

Section 10.5 Service Credit. Purchaser and its Affiliates shall cause to be provided to each Company Offshore Employee credit for prior service with Seller or its Affiliates for all purposes (including vesting, eligibility, benefit accrual and/or level of benefits) in all Purchaser U.S. Employee Plans, including fringe benefit plans, vacation and sick leave policies, severance plans or policies, and matching contributions under defined contribution plans, other than for benefit accrual under defined benefit pension plans subject to Title IV of ERISA or Section 412 of the Code and retiree medical plans maintained or provided by Purchaser or its wholly-owned subsidiaries or Affiliates in which such Company Offshore Employees are eligible to participate after the Closing Date. Under Purchaser’s vacation plan, each Company Offshore Employee initially shall be entitled to vacation which is the greater of (i) the amount of vacation such Company Offshore Employee was entitled to under Seller’s vacation plan or (ii) ten (10) days of vacation plus one additional day of vacation for each year of industry experience; provided, however, that no Company Offshore Employee initially shall be entitled to more than twenty-five (25) days of vacation per year. As part of the first payment referenced in Section 10.6 below, Purchaser or its Affiliates shall make a one time cash payment in lieu of vacation for those days a Company Offshore Employee is entitled to under Seller’s vacation plan in excess of twenty-five (25) days but not more than thirty (30) days.

Section 10.6 Vacation and Leave. Purchaser agrees to pay, or cause its Affiliates to pay, each Company Offshore Employee for the employee’s earned but unused vacation as of the Closing Date, as determined under Seller’s time-off policies. Purchaser will pay each Company Offshore Employee one-half of this amount on the six (6) month anniversary of the Closing Date, and the balance will be paid twelve (12) months after the Closing Date. As of the Closing Date, Purchaser or its Affiliates shall provide each Company Offshore Employee with ten (10) days of sick leave and fifty (50) days of Wellness Bank credit. Vacation and leave afforded herein shall be used in accordance with, and will be subject to, Purchaser’s personnel policies.

Section 10.7 Defined Contribution Plan. To the extent allowable by law, Purchaser and its Affiliates shall take any and all necessary action to cause the trustee of a tax qualified defined contribution plan of Purchaser or one of its Affiliates, if requested to do so by a Company Offshore Employee, to accept a direct “rollover” of all or a portion of such employee’s distribution from Seller’s tax qualified defined contribution plan (excluding securities, but including plan loans).

Section 10.8 Vesting. As of the Closing Date, Seller shall take all necessary action to cause the tax qualified defined contribution and defined benefit pension plans maintained by the Seller to fully vest the Company Offshore Employees in their account balances and/or accrued benefits under such plans.

Section 10.9 Welfare Benefit Plans; Workers’ Compensation; Other Benefits. With respect to each Company Offshore Employee (including any beneficiary or the dependent thereof), Seller shall retain all liabilities and obligations arising under any Seller welfare benefit plans and workers’ compensation benefits to the extent that such liability or obligation relates to claims incurred (whether or not reported or paid) on or prior to the Closing Date. For purposes of this Section 10.9, a claim shall be deemed to be incurred when (i) with respect to medical, dental, health related benefits, accident and disability (but not including workers’ compensation benefits and wage continuation/replacement type benefits), the medical, dental, health related, accident or disability services with respect to such claim are performed, (ii) with respect to life insurance, when the death occurs and (iii) with respect to workers’ compensation benefits when the injury or condition giving rise to the claim occurs on or prior to the Closing Date. Subject to Section 10.1, with respect to each Company Offshore Employee receiving workers’ compensation benefits, for purposes of this Section 10.9, Seller or its Affiliate employing such Company Offshore Employee shall be responsible for claims incurred on or prior to the Closing Date, including payments made after the Closing Date for such claims. Subject to Section 10.1, with respect to each Company Offshore Employee receiving wage continuation/replacement benefits for sickness/disability, for purposes of this Section 10.9, Seller or its Affiliate employing such Company Offshore Employee shall be responsible for any payments due on or prior to the Closing Date. Purchaser and its Affiliates shall be responsible for any payments of wage continuation/replacement benefits for sickness/disability due to such employees after the Closing Date only to the extent provided for by the Purchaser U.S. Employee Plans. Effective as of the Closing Date, Seller or its Affiliate employing such Company Offshore Employee shall be responsible for providing coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) to any Company Offshore Employee, his or her spouse or dependent person as to whom a “qualifying event” as defined in Section 4890B of the Code has occurred on or prior to the Closing Date. Purchaser and its Affiliates shall be responsible for providing COBRA coverage to any Company Offshore Employee, his or her spouse or dependent person as to whom a “qualifying event” occurs after the Closing Date. Purchaser and its Affiliates agree to assume responsibility for payments and benefits provided by or committed to by Seller or its Affiliates to Company Offshore Employees with respect to (i) relocation costs and reimbursements, (ii) appliance loans, (iii) educational assistance, (iv) computer loans and (v) adoption assistance programs, except that Purchaser and its Affiliates undertake no obligation to continue any of these programs.

Section 10.10 WARN Act. If a plant closing or a mass layoff occurs or is deemed to occur with respect to Seller and Dominion Resource Services, Inc. at any time on or after the Closing Date, Purchaser and its Affiliates shall be solely responsible for providing all notices required under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2109 et seq. or the regulations promulgated thereunder (the “WARN Act”) and for taking all remedial measures, including, without limitation, the payment of all amounts, penalties, liabilities, costs and expenses if such notices are not provided.

Section 10.11 Postretirement Benefits. Seller shall retain any and all liabilities, assets and obligations which relate to service of any Company Offshore Employee up to and including the Closing Date and arise under any Employee Plans that provide for postretirement benefits for periods of service up to and including the Closing Date with respect to any Company Offshore Employee employed by Seller or its Affiliates that are (i) defined benefit pension plans subject to Title IV of ERISA or Section 412 of the Code,

(ii) defined contribution plans as defined in Section 3(34) of ERISA, or (iii) which relate to other post-employment benefits for all current retirees of Seller and Dominion Resource Services, Inc. as of the Closing Date. Purchaser and its Affiliates undertake no obligation to provide postretirement medical or life insurance. All postretirement benefits shall be determined by the Purchaser U.S. Employee Plans. On the sixth month and twelfth month anniversary of the Closing Date, Purchaser will make a cash payment to each active Company Offshore Employee in an amount equal to the individualized, incremental value of the benefit the employee would have accrued during the preceding six (6) month period under the Seller’s postretirement benefit plans for which the employee would have been eligible, less the cash value of the postretirement benefits provided to the employee under Purchaser’s U.S. Benefit Plans during the same period. These cash payments to Company Offshore Employees shall be determined using methodologies and actuarial assumptions provided by Purchaser to Seller and in the aggregate shall be not less than One Million Five Hundred Thousand dollars ($1,500,000) nor more than Two Million Five Hundred Thousand dollars ($2,500,000).

Section 10.12 Annual Incentive Plan. Seller shall pay to each Company Offshore Employee as part of such individual’s final pay from Seller and its Affiliates a prorated incentive amount in accordance with the Seller’s Annual Incentive Plan.

Section 10.13 Immigration Matters. Purchaser and its Affiliates shall employ individuals with H-1B immigration status under terms and conditions such that both (i) Purchaser and its Affiliates qualify as a “successor employer” under applicable United States immigration laws and (ii) “green card portability” applies to such employees in respect of the transactions contemplated by this Agreement. Seller shall retain all immigration related liabilities and responsibilities with respect to such individuals arising from acts or omissions which occur on or prior to the Closing Date.

ARTICLE 11.

TERMINATION AND AMENDMENT

Section 11.1 Termination. This Agreement may be terminated at any time prior to Closing: (i) by the mutual prior written consent of Seller and Purchaser; or (ii) by either Seller or Purchaser, if Closing has not occurred on or before October 1, 2007 provided, however, that no Party shall be entitled to terminate this Agreement under this Section 11.1 if the Closing has failed to occur because such Party negligently or willfully failed to perform or observe in any material respect its covenants and agreements hereunder.

Section 11.2 Effect of Termination. If this Agreement is terminated pursuant to Section 11.1, this Agreement shall become void and of no further force or effect (except for the provisions of Sections 1.2, 1.3, 4.13, 5.10, 6.3, 6.5, 11.1, 11.2, 13.1, 13.2, 13.4, 13.8, 13.9, 13.10, 13.11, 13.12, 13.13, 13.14, 13.15, 13.16, 13.17, 13.18 and 13.19 and of the Confidentiality Agreement, all of which shall continue in full force and effect). Notwithstanding anything to the contrary in this Agreement, the termination of this Agreement under Section 11.1 shall not relieve any Party from liability for any willful or negligent failure to perform or observe in any material respect any of its agreements or covenants contained herein that were to be performed or observed at or prior to Closing. In the event this Agreement terminates under Section 11.1 and any Party has willfully or negligently failed to perform or observe in any material respect any of its agreements or covenants contained herein which are to be performed or observed at or prior to Closing, then the other Party, subject to Section 13.19, shall be entitled to all remedies available at law or in equity and shall be entitled to recover court costs and attorneys’ fees in addition to any other relief to which the other Party may be entitled (and, for the avoidance of doubt, damages recoverable by the other Party for a termination under this Article 11 shall include, without limiting similar damages of Purchaser or Seller to the extent not described below, all applicable damages (it being agreed that the following damages do not constitute consequential, special, or punitive damages for the purpose of Section 13.19) constituting: (i) all out of pocket costs paid by it and its Affiliates in connection with the terminated transaction, including brokers, agents, advisors and attorneys fees; (ii) with respect to Seller as the other Party, all costs of additional employee retention payments and/or costs of temporary or contract workers to replace workers departing after the termination of this transaction for a period of one year to the extent those costs of Seller exceed the baseline costs that would have been incurred by Seller in maintaining the employees of Seller as if the terminated transaction had never been agreed upon; (iii) with respect to Seller as the other Party, the amount, if any, by which the Unadjusted Purchase Price exceeds the aggregate unadjusted sales price for the subsequent sale or sales comprising in aggregate the sale of the Assets to a third Person or third Persons to the extent such sale or sales are completed within a period of one year following the termination of the transaction and (iv) interest at the Agreed Rate on the outstanding amount of the excess described in clause (iii) from the Target Closing Date until the last of any such subsequent sale or sales of the Assets are consummated not to exceed one year following the termination of the transaction).

ARTICLE 12.

INDEMNIFICATION; LIMITATIONS

Section 12.1 Assumption. Without limiting Purchaser’s rights to indemnity under this Article 12, as of the Closing Date Purchaser shall assume and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) all of the obligations and liabilities of Seller and its Affiliates, known or unknown, with respect to the Assets, regardless of whether such obligations or liabilities arose prior to or after the Closing Date, including, but not limited to, obligations to furnish makeup gas according to the terms of applicable gas sales, gathering or transportation Contracts, production balancing obligations, obligations with respect to crude oil scheduling imbalances, obligations to pay working interests, royalties, overriding royalties, net profits interests and other interests held in suspense, obligations to plug wells and dismantle structures, and to restore and/or remediate the Assets, ground water, surface water, soil or seabed in accordance with applicable agreements and Laws, including any obligations to assess, remediate, remove and dispose of NORM, asbestos, mercury, drilling fluids and chemicals, and produced waters and hydrocarbons, other environmental liabilities with respect to the E&P Business, obligations with respect to the actions, suits and proceedings identified as items 7, 8 and 9 on Schedule 4.5 (and any other actions, suits or proceedings arising out of the same facts or circumstances), regardless of the properties or assets to which such actions, suits or proceedings relate (unless such properties or assets are included in clauses (a) or (b) of this Section 12.1), the claim identified as item 5 on Schedule 4.5 (and any other claims arising out of the same facts or circumstances) regardless of the properties or assets to which such claims relate (unless such properties or assets are included in clauses (a) or (b) of this Section 12.1), any other claims regarding the general method, manner or practice of calculating or making royalty payments with respect to the Properties and continuing obligations disclosed to Purchaser under any agreements pursuant to which the Seller or its Affiliates purchased Assets prior to the Closing (all of said obligations and liabilities, subject to the exclusions of the proviso below, herein being referred to as the “Assumed Seller Obligations”); provided, however, that Purchaser does not assume any obligations to the extent that they are (collectively, the “Retained Seller Obligations”):

(a) attributable to or arise out of the Excluded Assets;

(b) directly attributable to interests held or formerly held by Seller or its Affiliates that are not located in the Outer Continental Shelf or the state waters of Texas, Louisiana, Mississippi or Alabama in the Gulf of Mexico;

(c) required to be borne by Seller under Section 2.3 or Section 2.4(c), including as provided in Section 8.4;

(d) attributable to or arise out of any futures, options, swaps or other derivatives in place prior to Closing, except the Transferred Derivatives;

(e) Tax obligations retained by Seller pursuant to Article 9;

(f) employee obligations retained by Seller under Article 10;

(g) obligations owed by Seller or its Affiliates to a third Person claimant in the actions, suits and proceedings identified as items 1 through 4, 6 and 10 through 12 of Schedule 4.5, regardless of the Assets to which such actions, suits or proceedings relate;

(h) amounts owed by Seller to any Affiliate at the end of the Closing Date that are not incurred for the provision of goods or services, for employment related costs, or otherwise in the ordinary course of business, with respect to the ownership or operation of the Assets; or

(i) the “Current Liabilities” as of December 31, 2006 set forth on Schedule A of Schedule 4.2, and any other Current Liabilities that are composed of Property Costs that arise between December 31, 2006 and the Effective Date that are outstanding at the Effective Date (provided that Seller’s retention of the same, and their classification as “Retained Seller Obligations,” shall terminate on the Cut-off Date).

Section 12.2 Indemnification.

(a) From and after Closing, Purchaser shall indemnify, defend and hold harmless Seller, its current and former Affiliates and its and their respective officers, directors, employees and agents (“Seller Group”) from and against all Damages incurred or suffered by Seller Group:

(i) caused by, arising out of or resulting from the Assumed Seller Obligations;

(ii) caused by, arising out of or resulting from the ownership, use or operation of the Assets, whether before or after the Closing Date;

(iii) caused by, arising out of or resulting from Purchaser’s breach of any of Purchaser’s covenants or agreements contained in Article 6;

(iv) caused by, arising out of or resulting from any breach of any representation or warranty made by Purchaser contained in Article 5 of this Agreement or in the certificate delivered at Closing pursuant to Section 8.3(d); or

(v) consisting of Environmental Liabilities (except to the extent Seller is required to indemnify Purchaser pursuant to Section 12.2(b)(ii) or Section 12.2(g)),

even if such Damages are caused in whole or in part by the negligence (whether sole, joint, concurrent or otherwise), strict liability or other legal fault of any Indemnified Person, invitees or third parties, and whether or not caused by a pre-existing condition or the unseaworthiness of any vessel or unairworthiness of any aircraft of a Party whether chartered, owned or provided by Seller Group or Purchaser Group but excepting in each case Damages against which Seller would be required to indemnify Purchaser under Section 12.2(b) at the time the claim notice is presented by Purchaser.

(b) From and after Closing, Seller shall indemnify, defend and hold harmless Purchaser, its current and former Affiliates and its and their respective officers, directors, employees and agents (“Purchaser Group”) against and from all Damages incurred or suffered by Purchaser Group:

(i) caused by, arising out of or resulting from Seller’s breach of any of Seller’s covenants or agreements contained in Article 6 (provided, however, for purposes of interpretation of the preceding indemnity, Seller’s covenants and agreements qualified by “Material Adverse Effect,” but not “material” or materiality generally, shall be deemed to have been made without the “Material Adverse Effect” qualification);

(ii) caused by, arising out of or resulting from any breach of any representation or warranty made by Seller contained in Article 4 of this Agreement, or in the certificates delivered at Closing pursuant to Section 8.2(f) (provided, however, for purposes of interpretation of the preceding indemnity, Seller’s representations and warranties qualified by “Material Adverse Effect,” but not “material” or materiality generally, shall be deemed to have been made without the “Material Adverse Effect” qualification);

(iii) caused by, arising out of or resulting from the Retained Seller Obligations;

(iv) caused by, arising out of or resulting from claims for injury or death to any natural person attributable to or arising out of Seller’s ownership or operation of the Assets or any part thereof prior to the Effective Date;

(v) caused by, arising out of or resulting from claims (whether brought by a Governmental Authority, an individual pursuant to a qui tam or false claims act proceeding, or otherwise) that Seller failed to pay, missed a payment of, or made an error in the payment of, royalties (including minimum royalties, rentals, shut-in payments and overriding royalties) during Seller’s period of ownership or operation of the Assets or any part thereof prior to the Effective Date to the extent attributable to Seller’s failure to pay, consistent with then current industry practices prevailing in the Gulf of Mexico, royalties owing with respect to Seller’s share of production from specific Properties;

(vi) consisting of Environmental Liabilities for which Seller is required to indemnify Purchaser pursuant to Section 12.2(g);

(vii) related to off-site disposal of Hazardous Substances from the Assets prior to the Effective Date; or

(viii) constituting fines, civil, criminal or regulatory penalties that may be levied by a Governmental Authority for a violation of Environmental Laws with respect to the Assets which occurred prior to the Effective Date.

even if such Damages are caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any Indemnified Person, invitees or third parties, and whether or not caused by a pre-existing condition or the unseaworthiness of any vessel or unairworthiness of any aircraft of a Party whether chartered, owned or provided by Seller Group or Purchaser Group.

(c) Notwithstanding anything to the contrary contained in this Agreement, from and after Closing, Seller’s and Purchaser’s exclusive remedy against each other with respect to breaches of the representations, warranties, covenants and agreements of the Parties contained in Articles 4, 5 and 6 (excluding Section 6.5, which shall be separately enforceable by Seller pursuant to whatever rights and remedies are available to it outside of this Article 12) and the affirmations of such representations, warranties, covenants and agreements contained in the certificates delivered by each Party at Closing pursuant to Sections 8.2(f) or 8.3(d), as applicable, is set forth in this Section 12.2. Except for the remedies contained in this Section 12.2, and any other remedies available to the Parties at law or in equity for breaches of provisions of this Agreement other than Articles 4, 5 and 6 (excluding Section 6.5), upon Closing, Seller and Purchaser each release, remise and forever discharge the other and their or its Affiliates and all such Persons’ stockholders, officers, directors, employees, agents, advisors and representatives from any and all suits, legal or administrative proceedings, claims, demands, damages, losses, costs, liabilities, interest, or causes of action whatsoever, in law or in equity, known or unknown, which such Parties might now or subsequently may have, based on, relating to or arising out of this Agreement or Seller’s ownership, use or operation of the Assets, or the condition, quality, status or nature of the Assets, including rights to contribution under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, breaches of statutory and implied warranties, nuisance or other tort actions, rights to punitive damages, common law rights of contribution, any rights under insurance policies issued or underwritten by the other Party or any of its Affiliates and any rights under agreements between Seller and any Affiliate of Seller, even if caused in whole or in part by the negligence (whether sole, joint, concurrent or otherwise), strict liability or other legal fault of any released Person, invitees or third parties, and whether or not caused by a pre-existing condition or the unseaworthiness of any vessel or unairworthiness of any aircraft of a Party whether chartered owned or provided by Seller Group or Purchaser Group, but excluding, however, any remaining balance owed by Seller to any other Affiliate at the end of the Closing Date for provision of goods or services, or employment-related costs, or other ordinary course of business expenses, with respect to the ownership or operation of the Assets. Without limiting the generality of the preceding sentence, Purchaser agrees that from and after Closing its only remedy with respect to Seller’s breach of its covenants and agreements in Article 6 shall be the indemnity of Seller in Section 12.2(b), as limited by the terms of this Article 12.

(d) “Damages,” for purposes of this Article 12, shall mean the amount of any actual liability, loss, cost, expense, claim, award or judgment incurred or suffered by any Indemnified Person arising out of or resulting from the indemnified matter, whether attributable to personal injury or death, property damage, contract claims, torts or otherwise, including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that “Damages” shall not include any adjustment for Taxes that may be assessed on payments under this Article 12 or for Tax benefits received by the Indemnified Person as a consequence of any Damages. Notwithstanding the foregoing, neither Purchaser nor Seller shall be entitled to indemnification under this Section 12.2 for, and Damages shall not include, (i) loss of profits, whether actual or consequential, or other consequential damages suffered by the Party claiming indemnification, or any punitive damages (other than loss of profits, consequential damages or punitive damages suffered by third Persons for which responsibility is allocated between the Parties), (ii) any increase in liability, loss, cost, expense, claim, award or judgment to the extent such increase is caused by the actions or omissions of any Indemnified Person after the Closing Date or (iii) except with respect to claims for any Retained Seller Obligations or breach of Sections 6.9, 6.10 or 6.11, any liability, loss, cost, expense, claim, award or judgment that does not individually exceed Five Million Dollars ($5,000,000).

(e) Any claim for indemnity under this Section 12.2 by any current or former Affiliate, director, officer, employee or agent must be brought and administered by the applicable Party to this Agreement. No Indemnified Person other than Seller and Purchaser shall have any rights against either Seller or Purchaser under the terms of this Section 12.2 except as may be exercised on its behalf by Purchaser or Seller, as applicable, pursuant to this Section 12.2(e). Each of Seller and Purchaser may elect to exercise or not exercise indemnification rights under this Section on behalf of the other Indemnified Persons affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Person for any action or inaction under this Section.

(f) Without prejudice to those Sections, this Section 12.2 shall not apply in respect of title matters, which are exclusively covered by Article 3, Tax matters other than Section 4.6, which are exclusively covered by Article 2 and Article 9, or claims for Property Costs, which are covered exclusively by Section 2.3, Section 2.4 and Section 8.4.

(g) (i) Purchaser may at its option notify Seller in writing on or before ten (10) Business Days prior to the Closing Date of any matter disclosed by a Phase I Investigation conducted by Purchaser pursuant to Section 6.1 which Purchaser in good faith believes may constitute an Adverse Environmental Condition (an “Environmental Concern”). If the existence of such Adverse Environmental Condition is suspected to exist in connection with the Phase I Investigation but can only be determined through further investigation or testing of soil, groundwater, or other materials or information (a “Potential Adverse Environmental Condition”), Purchaser shall conduct a Phase II environmental assessment with respect thereto within the timeframe provided below and notify Seller in writing in accordance with the procedure described below of any item or information resulting from that Phase II environmental assessment that the Purchaser believes in good faith constitutes an Adverse Environmental Condition. Purchaser agrees that it is not permitted to conduct a Phase II environmental assessment prior to Closing.

(ii) If Purchaser delivers timely notice of an Environmental Concern as described above or of an alleged Adverse Environmental Condition confirmed through a Phase II environmental assessment as described below and Seller confirms to its reasonable satisfaction that such Environmental Concern or alleged Adverse Environmental Condition may constitute an Adverse Environmental Condition or it is determined by the Environmental Arbitrator (defined below) that such Environmental Concern or alleged Adverse Environmental Condition may constitute an Adverse Environmental Condition (an “Agreed Environmental Concern”), Seller shall provide indemnification pursuant to, and subject to the limitations applicable to, Section 12.2(b)(vi) to the extent, and only to the extent, of the Environmental Liabilities that arise from or relate thereto.

(iii) Except for such disclosure to Seller, Purchaser and Seller shall maintain the results of any environmental assessment and all findings in connection therewith strictly confidential, subject to the terms of the Confidentiality Agreement. Such notice shall include a reasonably detailed description of the Environmental Concern, including the relevant excerpt from the Phase I Investigation or Phase II environmental assessment, as appropriate.

(iv) With respect to any Potential Adverse Environmental Condition, Purchaser, within ninety (90) days after the Closing Date may conduct a Phase II environmental assessment with respect thereto. Purchaser must notify Seller on or before one hundred eighty (180) days after the Closing Date of the existence of any alleged Adverse Environmental Conditions, including a copy of the relevant Phase II environmental assessment reports.

(v) If Purchaser and Seller do not agree on the existence of an Environmental Concern or an Adverse Environmental Condition, the matter shall be submitted to a nationally recognized independent environmental consulting firm mutually acceptable to both the Purchaser and Seller (the “Environmental Arbitrator”) for review and final determination. The

Environmental Arbitrator shall conduct the arbitration proceedings in Houston, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. The Environmental Arbitrator’s determination shall be made within thirty (30) days after submission of the matters in dispute and shall be final and binding on all Parties, without right of appeal. In determining whether an Environmental Concern or Adverse Environmental Condition exists, the Environmental Arbitrator shall be bound by the terms of Section 12.2(g) and the defined terms contained in this Agreement. The Environmental Arbitrator shall act as an expert for the limited purpose of determining whether an Environmental Concern or Adverse Environmental Condition exists. Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case. Seller shall bear one-half and Purchaser shall bear one-half of the costs and expenses of the Environmental Arbitrator.

(vi) Purchaser shall not conduct (or have conducted on its behalf) any material remediation operations with respect to any claimed Damages relating to a breach of Seller’s representation or warranty pursuant to Section 4.7, any claim relating to the subject matter of such representations or warranty or under any Claim related to this Section 12.2(g), without first giving Seller notice of the remediation with reasonable detail at least thirty (30) days prior thereto (or such shorter period of time as shall be required by any Governmental Authority or required to respond to an emergency situation). Seller shall have the option (in its sole discretion) to conduct (or have conducted on its behalf) such remediation operations. If Seller shall not have notified Purchaser of its agreement to conduct such remediation operations within such specified period, then Purchaser may conduct (or have conducted on its behalf) such operations. Purchaser and Seller agree that any remediation activities undertaken with respect to the Assets, whether conducted by Purchaser or Seller, for which Seller may have responsibility shall be reasonable in extent and cost effective and shall be designed or implemented in such a manner as to achieve the least stringent risk-based closure or remediation standard applicable to the property in question under Environmental Laws, subject to the approval of any Governmental Authority with jurisdiction over such remediation activities, and as necessary to permit the continued use of the property in the same manner and for the same purposes for which it was being used at the Closing Date. All remediation activities conducted by Seller under this Agreement shall be conducted to the extent reasonably possible so as not to substantially interfere with Purchaser’s operation of the Assets.

(h) The Parties shall treat, for Tax purposes, any amounts paid under this Article 12 as an adjustment to the applicable Purchase Price.

Section 12.3 Indemnification Actions. All claims for indemnification under Section 12.2 shall be asserted and resolved as follows:

(a) For purposes of this Article 12, the term “Indemnifying Person” when used in connection with particular Damages shall mean the Person having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 12, and the term “Indemnified Person” when used in connection with particular Damages shall mean a Person having the right to be indemnified with respect to such Damages pursuant to this Article 12 (including, for the avoidance of doubt, those Persons identified in Section 12.2(e)).

(b) To make claim for indemnification under Section 12.2, an Indemnified Person shall notify the Indemnifying Person of its claim, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a third Person against the Indemnified Person (a “Claim”), the Indemnified Person shall provide its Claim Notice promptly after the Indemnified Person has actual knowledge of the Claim and shall enclose a copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Person to give notice of a Claim as provided in this Section 12.3 shall not relieve the Indemnifying Person of its obligations under Section 12.2 except to the extent such failure results in insufficient time being available to permit the Indemnifying Person to effectively defend against the Claim or otherwise prejudices the Indemnifying Person’s ability to defend against the Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement that was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Person whether it admits or denies its obligation to defend the Indemnified Person against such Claim under this Article 12. If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period regarding whether the Indemnifying Person admits or denies its obligation to defend the Indemnified Person, it shall be conclusively deemed obligated to provide such indemnification hereunder. The Indemnified Person is authorized, prior to and during such thirty (30) day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Person and that is not prejudicial to the Indemnifying Person.

(d) If the Indemnifying Person admits its obligation, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim. The Indemnifying Person shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Person, the Indemnified Person agrees to cooperate in contesting any Claim which the Indemnifying Person elects to contest (provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person). The Indemnified Person may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Person pursuant to this Section 12.3(d) provided that the Indemnified Person may file initial pleadings as described in the last sentence of paragraph (c) above if required by court or procedural rules to do so within the thirty (30) day period in paragraph (c) above. An Indemnifying Person shall not, without the written consent of the Indemnified Person, settle any Claim or consent to the entry of any judgment with respect thereto that (i) does not result in a final resolution of the Indemnified Person’s liability with respect to the Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Person from all further liability in respect of such Claim) or (ii) may materially and adversely affect the Indemnified Person (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Person does not admit its obligation or admits its obligation but fails to diligently defend or settle the Claim, then the Indemnified Person shall have the right to defend against the Claim (at the sole cost and expense of the Indemnifying Person, if the Indemnified Person is entitled to indemnification hereunder), with counsel of the Indemnified Person’s choosing, subject to the right of the Indemnifying Person to admit its obligation to indemnify the Indemnified Person and assume the defense of the Claim at any time prior to settlement or final determination thereof. If the Indemnifying Person has not yet admitted its obligation to indemnify the Indemnified Person, the Indemnified Person shall send written notice to the Indemnifying Person of any proposed settlement and the Indemnifying Person shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its obligation for indemnification with respect to such Claim and (ii) if its obligation is so admitted, assume the defense of the Claim, including the power to reject the proposed settlement. If the Indemnified Person settles any Claim over the objection of the Indemnifying Person after the Indemnifying Person has timely admitted its obligation for indemnification in writing and assumed the defense of the Claim, the Indemnified Person shall be deemed to have waived any right to indemnity with respect to the Claim.

(f) In the case of a claim for indemnification not based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to (i) cure the Damages complained of, (ii) admit its obligation to provide indemnification with respect to such Damages or (iii) dispute the claim for such Damages. If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period that it has cured the Damages or that it disputes the claim for such Damages, the Indemnifying Person shall be conclusively deemed obligated to provide indemnification hereunder.

Section 12.4 Casualty and Condemnation. If, after the date of this Agreement but prior to Closing Date, any portion of the Assets is destroyed by fire or other casualty or is expropriated or taken in condemnation or under right of eminent domain, Purchaser shall nevertheless be required to close. In the event that the amount of the costs and expenses associated with repairing or restoring the Assets affected by such casualty, and the Allocated Value determined in the same manner as a Title Defect in accordance with Section 3.5(g) for any Unit(s), Well(s), Lease(s) or PUD Lease(s) taken exceeds Fifteen Million dollars ($15,000,000), Seller must elect by written notice to Purchaser prior to Closing either (i) to cause the Assets affected by any casualty to be repaired or restored, at Seller’s sole cost, as promptly as reasonably practicable (which work may extend after the Closing Date), (ii) to indemnify Purchaser through a document to be delivered at Closing reasonably acceptable to Seller and Purchaser, against any costs or expenses that Purchaser reasonably incurs to repair or restore the Assets subject to any casualty or (iii) to treat the costs and expenses associated with repairing or restoring the Assets affected by such casualty or the Allocated Value for any Unit(s), Well(s), Lease(s) or PUD Lease(s) taken as a breach of Seller’s representation under Section 3.1 but without regard to the limitations in Section 3.5(g). In each case, Seller shall retain all rights to insurance and other claims against third Persons with respect to the casualty or taking except to the extent the Parties otherwise agree in writing.

Section 12.5 Limitation on Actions.

(a) The representations and warranties of the Seller and Purchaser in Articles 4 (excluding Section 4.19 and the last sentence of Section 4.16) and 5 and the covenants and agreements of the Parties in Article 6, (excluding Section 6.5) and the corresponding representations and warranties given in the certificates delivered at Closing pursuant to Sections 8.2(f) and 8.3(d), as applicable, shall survive the Closing for a period of six (6) months. The representations and warranties of Seller in Section 4.19 and the last sentence of Section 4.16 shall terminate at Closing.

The remainder of this Agreement shall survive the Closing without time limit except as may otherwise be expressly provided herein. Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration date.

(b) The indemnities in Section 12.2(a)(iii), Section 12.2(a)(iv), Section 12.2(b)(i) and Section 12.2(b)(ii) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Person on or before such termination date. The indemnities in Section 12.2(a)(i), Section 12.2(a)(ii), Section 12.2(a)(v), Section 12.2(b)(iii) (to the extent related to Section 12.1(a), Section 12.1(b) and Section 12.1(d)) and Section 12.4 shall continue without time limit. The indemnities in Section 12.2(b)(iii) (to the extent related to Section 12.1(c), Section 12.1(e), Section 12.1(f), Section 12.1(g), Section 12.1(h) and Section 12.1(i)), Section 12.2(b)(iv), Section 12.2(b)(v), Section 12.2(b)(vi), Section 12.2(b)(vii) and Section 12.2(b)(viii) shall terminate one (1) year after the Closing, except in each case as to matters which a specific written claim for indemnity has been delivered to the Indemnifying Person on or before such termination date.

(c) Seller shall not have any liability for any indemnification under Section 12.2 until and unless the aggregate amount of the liability for all Damages for which Claim Notices are delivered by Purchaser exceeds Fifty Million dollars ($50,000,000), and then only to the extent such Damages exceed Fifty Million dollars ($50,000,000). This Section shall not limit indemnification for the Retained Seller Obligations or for a breach of those covenants contained in Sections 6.9, 6.10 and 6.11, nor shall Damages for those matters count toward the Fifty Million dollars ($50,000,000) deductible described above.

(d) Notwithstanding anything to the contrary contained elsewhere in this Agreement, Seller shall not be required to indemnify Purchaser under this Article 12 for aggregate Damages in excess of Five Hundred Million dollars ($500,000,000); provided, however, that this Section 12.5(d) shall not limit Seller’s liability (i) with respect to the Retained Seller Obligations, (ii) for a breach of those covenants contained in Sections 6.9, 6.10 and 6.11 or (iii) with respect to Section 12.4.

(e) The amount of any Damages for which an Indemnified Person is entitled to indemnity under this Article 12 shall be reduced by the amount of insurance proceeds realized by the Indemnified Person or its Affiliates with respect to such Damages (net of any collection costs, and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Person or its Affiliates).

ARTICLE 13.

MISCELLANEOUS

Section 13.1 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

Section 13.2 Notices. All notices that are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing, in English and delivered personally, by telecopy or by recognized courier service, as follows:

If to Seller:	Consolidated Natural Gas Company
120 Tredegar Street
Richmond, Virginia 23219
	Attention:	Christine M. Schwab
	Telephone:	(804) 819-2142
	Facsimile:	(804) 819-2214

With a copy to:	Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219
	Attention:	Mark O. Webb
	Telephone:	(804) 819-2140
	Telecopy:	(804) 819-2202

and with a copy to:	Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77002
	Attention:	David F. Asmus
	Telephone:	(713) 229-1539
	Telecopy:	(713) 229-2839

If to Purchaser:	Eni Petroleum Co. Inc.
1201 Louisiana Street, Suite 3500
Houston, Texas 77002
	Attention:	Roberto Dall’Omo
	Telephone:	(713) 393-6111
	Telecopy:	(713) 393-6212

With a copy to:	Eni Petroleum Co. Inc.
1201 Louisiana Street, Suite 3500
Houston, Texas 77002
	Attention:	Susan Lindberg
	Telephone:	(713) 393-6146
	Telecopy:	(713) 393-6203

and with a copy to:	Bracewell & Giuliani LLP
711 Louisiana Street
Houston, Texas 77002
	Attention:	James McAnelly III
	Telephone:	(713) 221-1194
	Telecopy:	(713) 222-3241

Either Party may change its address for notice by notice to the other in the manner set forth above. All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.

Section 13.3 Sales or Use Tax, Recording Fees and Similar Taxes and Fees. Notwithstanding anything to the contrary in Article 9, Purchaser shall bear any sales, use, excise, real property transfer or gain, gross receipts, goods and services, registration, capital, documentary, stamp or transfer Taxes, recording fees and similar Taxes and fees incurred and imposed upon, or with respect to, the property transfers or other transactions contemplated hereby. Should Seller or any Affiliate of Seller pay prior to Closing, or should Seller or any continuing Affiliate of Seller pay after Closing, any amount for which Purchaser is liable under this Section 13.3, Purchaser shall, promptly following receipt of Seller’s invoice, reimburse the amount paid. If such transfers or transactions are exempt from any such taxes or fees upon the filing of an appropriate certificate or other evidence of exemption, Purchaser shall timely furnish to Seller such certificate or evidence.

Section 13.4 Expenses. Except as provided in Section 6.6 and in Section 13.3, all expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including without limitation, all fees and expenses of counsel, accountants and financial advisers employed by Seller, shall be borne solely and entirely by Seller, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.

Section 13.5 Replacement of Bonds, Letters of Credit and Guarantees. The Parties understand that none of the bonds, letters of credit and guarantees, if any, posted by Seller or any Affiliate of Seller with any Governmental Authority or third Person and relating to the Assets are to be transferred to Purchaser. On or before Closing, Purchaser shall obtain, or cause to be obtained in the name of Purchaser, replacements for such bonds, letters of credit and guarantees, and shall cause, effective as of the Closing, the cancellation or return to Seller of the bonds, letters of credit and guarantees posted by Seller and such Affiliates. Purchaser may also provide evidence that such replacements are not necessary as a result of existing bonds, letters of credit or guarantees that Purchaser has previously posted as long as such existing bonds, letters of credit or guarantees are adequate to secure the release of those posted by Seller.

Section 13.6 Records.

(a) Within ten (10) days after the Closing Date, Seller shall deliver or cause to be delivered to Purchaser any Records that are in the possession of Seller or its Affiliates, subject to Section 13.6(b).

(b) Seller may retain the originals of those Records relating to Tax and accounting matters and provide Purchaser, at its request, (i) with copies of such Records that pertain to non-income Tax matters solely related to the Assets or (ii) if such Records are necessary for Purchaser to adequately prepare Tax Returns or to contest a Tax Audit pursuant to Article 9 with respect to any taxable period falling partly in the Pre-Closing Period and partly in the Post-Closing Period, with copies of such Records that are required by Purchaser for such Tax Records or Tax Audit. Seller may retain copies of any other Records.

(c) Purchaser, for a period of seven (7) years following the Closing, shall:

(i) retain the Records,

(ii) provide Seller, its Affiliates, and their respective officers, employees and representatives with access to the Records during normal business hours for review and copying at Seller’s expense and

(iii) provide Seller, its Affiliates, and their respective officers, employees and representatives with access, during normal business hours, to materials received or produced after Closing relating to

(A) Seller’s obligations under Article 9 (including to prepare Tax Returns and to conduct negotiations with Tax Authorities), or

(B) any claim for indemnification made under Section 12.2 of this Agreement (excluding, however, attorney work product and attorney-client communications with respect to any such claim being brought by Purchaser under this Agreement)

for review and copying at Seller’s expense and to the Purchaser’s personnel for the purpose of discussing any such matter or claim.

Section 13.7 Name Change. As promptly as practicable, but in any case within one hundred twenty (120) days after the Closing Date, Purchaser shall eliminate the use of the name “Dominion” and variants thereof from the Assets and the E&P Business, and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates. Purchaser shall be solely responsible for any direct or indirect costs or expenses resulting from the change in use of name, and any resulting notification or approval requirements.

Section 13.8 Governing Law and Venue. This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the laws of the State of Texas, without regard to principles of conflicts of laws that would direct the application of the laws of another jurisdiction.

Section 13.9 Jurisdiction; Consent to Service of Process; Waiver. Each Party to this Agreement agrees (except to the extent a dispute, controversy, or claim arising out of or in relation to or in connection with the allocation of the Purchase Price pursuant to Section 2.2, the determination of a Title Defect Amount or Title Benefit Amount pursuant to Section 3.5(i), the determination of Purchase Price adjustments pursuant to Section 8.4(b) or the determination of an Adverse Environmental Condition pursuant to Section 12.2(g)(vi) is referred to an expert pursuant to those Sections), that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement, whether in tort or contract or at law or in equity, exclusively in any Federal or state court in the State of New York and solely in connection with claims arising under such agreement or instrument or the transactions contained in or contemplated by such agreement or instrument, (i) irrevocably submits to the exclusive jurisdiction of such courts, (ii) waives any objection to laying venue in any such action or proceeding in such courts, (iii) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over it and (iv) agrees that service of process upon it may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to it at its address specified in Section 13.2. The foregoing consents to jurisdiction and service of process shall not constitute general consents to service of process in the State of New York for any purpose except as provided herein and shall not be deemed to confer rights on any Person other than the parties to this Agreement. Each of the Parties to this Agreement hereby knowingly and intentionally, irrevocably and unconditionally waives trial by jury in any legal action or proceeding relating to this Agreement and for any counterclaim therein.

Section 13.10 Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

Section 13.11 Waivers. Any failure by any Party to comply with any of its obligations, agreements or conditions herein contained may be waived by the Party to whom such compliance is owed by an instrument signed by the Party to whom compliance is owed and expressly identified as a waiver, but not in any other manner. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 13.12 Assignment. No Party shall assign or otherwise transfer all or any part of this Agreement, nor shall any Party delegate any of its rights or duties hereunder, without the prior written consent of the other Party and any transfer or delegation made without such consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns.

Section 13.13 Entire Agreement. The Confidentiality Agreement, this Agreement and the documents to be executed hereunder and the Exhibits and Schedules attached hereto constitute the entire agreement among the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

Section 13.14 Amendment. This Agreement may be amended or modified only by an agreement in writing signed by Seller and Purchaser and expressly identified as an amendment or modification.

Section 13.15 No Third-Person Beneficiaries. Nothing in this Agreement shall entitle any Person other than Purchaser and Seller to any claim, cause of action, remedy or right of any kind, except the rights expressly provided to the Persons described in Section 6.5 and Section 12.2(e).

Section 13.16 Guarantees. Simultaneous with the execution of this Agreement, Seller has caused Dominion Resources, Inc. (“DRI”) to deliver to Purchaser a guarantee for the performance of Seller’s obligations hereunder and any agreements executed pursuant to this Agreement in substantially the form attached hereto as Exhibit E and Purchaser has caused Eni S.p.A. (“Eni Parent”) to deliver to Seller a guarantee for the performance of Purchaser’s obligations hereunder and any agreements executed pursuant to this Agreement in substantially the form attached hereto as Exhibit F.

Section 13.17 References.

In this Agreement:

(a) References to any gender includes a reference to all other genders;

(b) References to the singular includes the plural, and vice versa;

(c) Reference to any Article or Section means an Article or Section of this Agreement;

(d) Reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;

(e) Unless expressly provided to the contrary, “hereunder”, “hereof”, “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement;

(f) References to “$” or “dollars” means United States dollars; and

(g) “Include” and “including” shall mean include or including without limiting the generality of the description preceding such term.

Section 13.18 Construction. Purchaser is capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances, including with respect to all matters relating to the Assets, their value, operation and suitability. Each of Seller and Purchaser has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby. This Agreement is the result of arm’s-length negotiations from equal bargaining positions. It is expressly agreed that this Agreement shall not be construed against any Party, and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any particular provision thereof.

Section 13.19 Limitation on Damages. Notwithstanding anything to the contrary contained herein, none of Purchaser, Seller or any of their respective Affiliates shall be entitled to consequential, special or punitive damages in connection with this Agreement and the transactions contemplated hereby (other than consequential, special or punitive damages suffered by third Persons for which responsibility is allocated between the Parties) and each of Purchaser and Seller, for itself and on behalf of its Affiliates, hereby expressly waives any right to consequential, special or punitive damages in connection with this Agreement and the transactions contemplated hereby (other than consequential, special or punitive damages suffered by third Persons for which responsibility is allocated between the Parties).

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties as of the date first above written.

SELLER:	DOMINION EXPLORATION & PRODUCTION, INC.

/s/ Dennis G. Millet
	Name:	Dennis G. Millet
	Title:	Vice President, Financial Management

PURCHASER:	ENI PETROLEUM CO. INC.

/s/ Roberto Dall’Omo
	Name:	Roberto Dall’Omo
	Title:	President & CEO